EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE YEAR ENDED DECEMBER 31, 2017

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") most recently issued annual Consolidated Financial Statements for the year ended December 31, 2017 ("Consolidated Financial Statements"). (All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company has included certain non-GAAP financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this MD&A include:

•	Cash costs per ounce of gold produced on a co-product and by-product basis;

•	Cash costs per ounce of silver produced on a co-product and by-product basis;

•	Co-product cash costs per pound of copper produced;

•	All-in sustaining costs per ounce of gold produced on a co-product and by-product basis;

•	All-in sustaining costs per ounce of silver produced on a co-product and by-product basis;

•	All-in sustaining co-product costs per pound of copper produced;

•	Net debt;

•	Net free cash flow;

•	Average realized price per ounce of gold sold;

•	Average realized price per ounce of silver sold; and

•	Average realized price per pound of copper sold.

Definitions and reconciliations associated with the above metrics can be found in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources are included in this MD&A.

1.    CORE BUSINESS

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including in Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI") and the New York Stock Exchange (trading symbol "AUY").

The significant subsidiaries over which the Company exercises control or joint control are listed in Note 3(a): Significant Accounting Policies: Basis of Consolidation to the Company's Consolidated Financial Statements.

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2.     HIGHLIGHTS AND RELEVANT UPDATES

For the year ended December 31, 2017 (unless otherwise noted)

Production and Sales

The Company exceeded production expectations, and achieved this at production costs for gold, silver, and copper that were either within or better than guided ranges for the full year. Relative to guidance for the Company's six mines ("Yamana mines"), production performance was as follows:

Production	2017 Actual	2017 Guidance (i)%
Total gold production (ounces)	977,316	960,000	2%
Total silver production (ounces)	5,004,761	5,000,000	—%
Total copper production (pounds) - Chapada	127,333,872	125,000,000	2%

(i)
2017 guidance for gold, silver, and copper production reflects the increases that were applied in October with the Company's third quarter results. For gold, this was the second increase applied to the original guidance of 920,000 ounces.

For the years ended December 31,	2017	2016	%
Gold
Sales - Yamana mines (ounces)	971,148	997,380	(3)%
Sales - consolidated (ounces)	1,147,204	1,188,267	(3)%
Production - Yamana mines (ounces)	977,316	1,009,079	(3)%
Production - attributable (ounces) (i)	1,096,327	1,197,844	(8)%
Revenue per ounce	$1,250	$1,240	1%
Average realized price per ounce (ii)	$1,264	$1,251	1%
Silver
Sales (ounces)	5,125,689	6,604,212	(22)%
Production (ounces)	5,004,761	6,709,250	(25)%
Revenue per ounce	$16.80	$17.06	(2)%
Average realized price per ounce (ii)	$16.83	$17.04	(1)%
Copper
Sales (millions of pounds)	120.1	104.9	14%
Production (millions of pounds)	127.3	115.5	10%
Revenue per pound	$2.36	$1.92	23%
Average realized price per pound (ii)	$2.78	$2.24	24%

(i)
Attributable production is determined on a weighted-average basis with respect to ownership of Brio Gold Inc. ("Brio Gold") common shares during the period, which for 2017 was a weighted average of 65.5% (2016 - 100%).

(ii)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

Costs

•
For Yamana mines co-product cash costs and all-in sustaining costs ("AISC") were within or below the guided ranges for the all metals in 2017. Strong production and cost management initiatives were partly offset by the appreciation of local currencies. Co-product AISC for all metals were better than expected due mostly to lower sustaining capital expenditures during the year. As previously disclosed, cost of sales per ounce sold were higher than those guided at the beginning of the year, as depreciation, depletion and amortization at certain mines were above plan.

•
By-product costs for gold for the year benefited from the performance of the Chapada mine, which exceeded expectations resulting in higher sales of by-product copper at higher copper prices relative to 2016.

•	Underpinned by several cost containment initiatives, cash costs for gold and silver were at the lowest level in the fourth quarter of 2017.

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For the years ended December 31,	2017	2016	%
Gold
Total cost of sales per ounce sold - Yamana mines (i)	$1,023	$991	3%
Total cost of sales per ounce sold - consolidated (i)	$1,038	$1,008	3%
Co-product cash costs per ounce produced - Yamana mines (ii)	$672	$650	3%
Co-product cash costs per ounce produced - attributable (ii)	$692	$665	4%
Co-product AISC per ounce produced - Yamana mines (ii)	$888	$897	(1)%
AISC per ounce produced - attributable (ii)	$916	$911	1%
Silver
Total cost of sales per ounce sold (i)	$13.63	$13.79	(1)%
Co-product cash costs per ounce produced (ii)	$10.01	$8.96	12%
Co-product AISC per ounce produced (ii)	$13.48	$12.65	7%
Copper
Total cost of sales per pound sold at Chapada (i)	$1.73	$1.92	(10)%
Chapada co-product cash costs per pound produced (ii)	$1.54	$1.58	(3)%
Chapada AISC per pound produced (ii)	$1.74	$2.03	(14)%

For the years ended December 31,	2017	2016	%
By-product cash costs per gold ounce produced - Yamana mines (ii)	$561	$611	(8)%
By-product AISC per gold ounce produced - Yamana mines (ii)	$820	$925	(11)%
By-product cash costs per silver ounce produced (ii)	$8.58	$8.45	2%
By-product AISC per silver ounce produced (ii)	$12.65	$12.93	(2)%

(i)	Total cost of sales consists of the sum of cost of sales excluding Depletion, Depreciation and Amortization ("DDA") plus DDA.

(ii)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

Financial Results

•
Net loss from continuing operations, attributable to Yamana Gold Inc. equityholders, for the year ended December 31, 2017 was $194.4 million or $0.21 per share basic and diluted, compared to a net loss of $307.9 million or $0.31 per share basic and diluted for the year ended December 31, 2016. The net loss was attributable to the non-cash impairment losses recognized on the re-measurement of Gualcamayo and related Argentinian exploration in association with their reclassification as assets held for sale totalling $356.5 million ($273.5 million net of tax), partially offset by the income tax recovery in Argentina related to a tax rate change of $216.8 million.

•
Net loss and net loss per share for 2017 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations, which may be used to adjust or reconcile input models in consensus estimates:

For the years ended December 31,	2017		2016
(In millions of US Dollars; unless otherwise noted)	$	Per share	$	Per share
Non-cash unrealized foreign exchange losses	15.0	0.02	33.7	0.04
Share-based payments/mark-to-market of deferred share units	12.8	0.01	14.2	0.01
Mark-to-market on derivative contracts	15.3	0.02	—	—
Mark-to-market on investment and other assets	2.5	—	15.6	0.02
Revision in estimates and liabilities including contingencies	(26.6)	(0.03)	17.3	0.02
Impairment of mining and non-operational mineral properties	356.5	0.38	615.1	0.65
Other provisions, write-downs and adjustments (i)	33.9	0.04	(8.9)	(0.01)
Non-cash tax unrealized foreign exchange losses/(gains)	9.9	0.01	(20.0)	(0.02)
Income tax effect of adjustments and other tax adjustments	(143.4)	(0.15)	(332.9)	(0.35)
Total adjustments - increase to earnings and earnings per share (ii)	275.9	0.29	334.1	0.35

(i)	The balance includes, among other things, the reversal of certain provisions such as tax credits and legal contingencies.

(ii)
Net loss from continuing operations, attributable to Yamana Gold Inc. equityholders, would be adjusted by an increase of $264.0 million (2016- $334.1 million), while an increase of $11.9 million (2016- $nil) would adjust the earnings attributable to non-controlling interests.

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For the years ended December 31,
(In millions of US Dollars; unless otherwise noted)	2017	2016	%
Financial Results
Revenue from continuing operations	$1,803.8	$1,787.7	1%
Cost of sales excluding DDA	(1,042.4)	(1,029.0)	1%
DDA	(426.8)	(462.3)	(8)%
Impairment of mining properties	(256.9)	(711.3)	(64)%
Mine operating earnings/(loss)	$77.7	$(414.9)

•	Revenue for the year ended December 31, 2017, increased from the prior-year comparative period as a result of 24% higher copper prices and higher copper sales quantities.

•
Cost of sales excluding DDA was marginally higher than 2016 as a result of the appreciation of the Brazilian Real and Chilean Peso, higher copper sales quantities partly offset by lower planned sales quantities for gold and silver.

•	DDA expense was lower than the prior year due to lower planned gold and silver sales volumes. This was partially offset by higher copper sales volumes.

Balance Sheet and Liquidity (i)

•	As at December 31, 2017, excluding Brio Gold, the Company had cash and cash equivalents of $129.6 million and available credit of $970.0 million, for total liquidity of approximately $1.1 billion.

•
Cash flows from operating activities and Net Free Cash Flow (a non-GAAP financial measure, see Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A) are presented below.

For the years ended December 31,
(In millions of US Dollars)	2017	2016
Cash flows from operating activities before income taxes paid and net change in working capital (ii)	$593.7	$690.5
Income taxes paid	(19.0)	(63.9)
Payments made related to the Brazilian tax matters	(76.7)	—
Cash flows from operating activities before net change in working capital (ii)	$498.0	$626.6
Net change in working capital	(14.0)	25.3
Cash flows from operating activities	$484.0	$651.9
Less: Advance payments received on metal purchase agreement and unearned revenue	(6.6)	(64.0)
Add: Payments made related to the Brazilian tax matters (iii)	76.7	—
Add: Other cash payments	6.0	—
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(204.7)	(280.5)
Interest and other finance expenses paid	(103.8)	(96.2)
Net free cash flow (i) (ii)	$251.6	$211.2

(i)	For further information on the Company's liquidity and cash flow position, refer to Section 9: Liquidity, Capital Resources and Contractual Commitments of this MD&A.

(ii)
A cautionary note regarding non-GAAP financial measures and additional line items or subtotals in financial statements is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

(iii)	For further information, refer to Section 10: Income Taxes of this MD&A.

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Additional liquidity and capital information is as follows:

For the years ended December 31,
(In millions of US Dollars; unless otherwise noted)	2017	2016	%
Dividends paid and declared
Dividend paid (per share)	0.0200	0.0300	(33)%
Dividend declared in respect of the year (per share)	0.0200	0.0200	—%
Weighted average number of shares outstanding
Basic (in thousands)	948,187	947,443	—%
Diluted (in thousands)	948,187	947,443	—%
Capital expenditures
Sustaining	$204.7	$280.5	(27)%
Expansionary	320.3	134.5	138%
Exploration	82.5	80.4	3%
Total capital expenditures	$607.5	$495.4	23%

Construction and Development, Strategic Developments and Optimization Initiatives

•	Cerro Moro, Argentina - As at the end of December 2017, construction progress at Cerro Moro is outlined as follows:

•
Construction remains on schedule for completion at the end of the first quarter of 2018. During the fourth quarter of 2017, structural steel erection and mechanical installation of the main process plant areas were completed with piping, electrical and instrumentation installation progressing according to plan.

•	Commissioning of the primary and secondary crushing and conveying circuits as well as the reverse osmosis water treatment facility commenced in December, 2017.

•
For the first quarter of 2018, the focus will move from construction to commissioning and operational readiness, with remaining construction works on piping, electrical, instrumentation installation staged to suit the commissioning plan, and the recruitment, onboarding and training of the operational staff aligned to the ramp-up of operations in the second quarter of 2018.

•	Underground and open pit mine development is now being managed by Operations having transitioned from Technical Services in the fourth quarter of 2017.

◦	Underground development in 2017 progressed according to plan and produced a high-grade stockpile of approximately 16,265 tonnes grading 27 grams per tonne ("g/t") gold and 1,725 g/t silver.

◦
Open pit operations have commenced with mobilization beginning in December and development activities now underway at the high-grade Escondida Central pit, where the ore zone is exposed at surface. Presently, open pit ore is being directed to the high-grade stockpile in preparation for the production start.

•	Expenditures for 2017 totaled approximately $172 million. The Company expects the balance of planned construction expenditures of approximately $61 million to be spent in the first half of 2018.

•
Agua Rica, Argentina - The Company continues to advance its alternatives for the development of the Agua Rica project.  These alternatives include technical work and analysis for project development options for Agua Rica, as well as the review and consideration of various strategic alternatives all in an effort to maximize value.  In terms of the technical reviews, considerable effort has been undertaken to advance the two development scenarios, one a large-scale open pit and the other a smaller scale underground mine.  The large-scale open pit scenario contemplates an integration with the neighboring Alumbrera mine in which the Company holds a 12.5% interest. Under this scenario, the Company projects a mine life in excess of 22 years at average annual production levels of approximately 440 million pounds of copper, 109 thousand ounces of gold, 14 million pounds of molybdenum and 1.6 million ounces of silver for the first 10 years post ramp up.  The smaller scale underground scenario employs the application of sub-level caving.  For this scenario, based on conceptual level studies, the Company currently projects a mine life in excess of 28 years at average annual production levels of approximately 149 million pounds of copper, 43.4 thousand ounces of gold, 3.9 million pounds of molybdenum and 363 thousand ounces of silver for the first 10 years post ramp up.  A feasibility study update was completed for the open pit scenario in 2016 and, as such, this scenario is technically advanced and development ready. Technical work continue to advance the more recently studied underground scenario, as it presents a compelling development opportunity, notably with a marked decrease in development capital while still maintaining the longer term optionality for a large-scale open pit operation in due course.

Based on its own evaluation, and feedback from the strategic alternatives process, the Company believes that the underground scenario represents a viable alternative that should be advanced as soon as possible towards a pre-feasibility level, while concurrently pursuing various strategic alternatives.  As such, the Company has determined that it will undertake the work required to conduct a preliminary economic assessment during 2018, with a pre-feasibility study to follow in 2019.

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•
Gualcamayo, Argentina - The Company is pursuing alternatives to maximize value at Gualcamayo. These include the rationalization of the mine’s production platform and cost structure, the extension of mine life from exploration efforts focused on oxide resource delineation and additions, and the advancement of the Deep Carbonate project. Similar to the strategy leading to the sale of the Mercedes mine in Mexico during 2016, the Company has also considered the continuum of options for value maximization. Such options weigh the prospect for internal advancement and management time and resources required against the opportunity for monetization, which would leave management and resources unencumbered for the pursuit of other internal projects. As the Company has decided to focus its efforts on assets that are better aligned with its strategic objectives, Gualcamayo has been classified as an asset held for sale.

The Company has initiated efforts to right-size production at Gualcamayo to deliver a more sustainable production base, better cost structure and to generate a more significant contribution to free cash flows. This optimization plan is similar to the successful strategy that was executed at El Peñón during 2017 and that is currently underway at Minera Florida, leading initially to less ounces of production, although at a higher quality. A more optimal alignment between the current oxide mineral base and the production run-rate will result in an extended time frame to explore the prospective near-mine and regional oxide targets in order to extend mine life. Further testing and evaluation of the Deep Carbonate project and expansion of the sulphide mineral resources of the project will also be pursued. A transition of uninterrupted production from the Gualcamayo mine to the longer-term Deep Carbonate project is currently dependent on the exploration of near mine targets at Gualcamayo and the addition of new oxide resources leading to the extension of the mine life.

•
Kirkland Lake, Canada - On December 21, 2017, the Company announced an agreement to sell certain jointly owned exploration properties of the Canadian Malartic Corporation (“CMC”) including the Kirkland Lake and Hammond Reef properties (the “Transaction”).  The Transaction is structured as a sale of assets by CMC (in which Yamana holds a 50% indirect interest) pursuant to which Agnico Eagle Mines Limited will acquire all of the Company’s indirect 50% interest in the Canadian exploration assets of CMC in consideration of cash proceeds to Yamana of $162.5 million.  The Transaction, which is scheduled to close in the first quarter of 2018, does not affect the Canadian Malartic mine and related assets including Odyssey, East Malartic, Midway, and East Amphi. The Transaction is consistent with the Company’s stated objective to improve its financial position. The assets have been reclassified to assets held for sale in the Company's Consolidated Financial Statements as at December 31, 2017.

•
Suruca, Brazil - The Company continues to advance development efforts at the Suruca oxides project including the additional consideration of recent drill results at Suruca Southwest and Suruca Sulphide (located beneath the oxide deposit). Suruca Oxides is a gold-only standalone project with synergies with the existing Chapada infrastructure. The Company is assessing a broader Suruca complex to maximize value, and expects to provide an update on the preliminary plans for the Suruca oxides and the underlying sulphides in the second quarter of 2018.

•
Chapada, Brazil - Opportunities for a plant expansion at Chapada are being studied for the treatment of Sucupira mineralization and low-grade ore stockpiles. These studies are being undertaken in parallel to the Suruca assessments.  In 2017 for Sucupira, mineral reserves of 46 million tonnes at 0.27 g/t gold and 0.31% copper grades were reclassified from mineral resources.  While prioritizing among the several opportunities at Chapada, mine management is assessing the impact of bringing forward production from the Sucupira deposit into the mine plan.

•
Canadian Malartic, Canada - The Canadian Malartic Extension Project is continuing according to plan and on budget. Expansionary expenditures for the mine extension in 2017 were $17.0 million (on a 50% basis). Another, approximately $36.5 million (on a 50% basis) is expected to be spent in 2018.

Mineral Reserves and Mineral Resources

The Company's exploration programs continue with the focus of mineral resource discovery and mineral reserve replacement and growth at all mines. For additional details, refer to Section 6: Operating Mines and Section 8: Mineral Reserve and Mineral Resources of this MD&A.

Subsequent Events

Shareholder Supported Take-over Bid for Brio Gold Inc.

In January 2018, Leagold Mining Corporation ("Leagold") announced that it intended to make an offer to acquire all of the issued and outstanding shares of Brio Gold Inc. (“Brio Shares”) on or before February 28, 2018 (the “Offer”). Pursuant to the Offer, holders of Brio Shares would receive

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0.922 of a share of Leagold for each Brio Share held. Based on the share exchange ratio to be provided under the Offer, the Company would receive 58,115,953 shares of Leagold, representing approximately 22% ownership in the combined entity. The Company entered into a support agreement endorsing a transaction with Leagold. Pursuant to the agreement, the Company agreed to tender all of its Brio Shares and to hold the Leagold shares it receives pursuant to the Offer for a minimum period of 12 months, subject to certain exceptions. The Offer provides the Company the opportunity to derive value from Brio and the underlying Brio assets as the combined entity has considerable present value and upside potential.

Copper Advanced Sales Program

The Company entered into a copper advanced sales program pursuant to which the Company received $125.0 million on January 12, 2018 in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and first half of 2019. This production represents approximately one third of planned production in the period of the program or approximately 16 per cent of the total production for 2018 and 2019. Copper is expected to be delivered against these prepaid volumes coincident with planned shipments of concentrate from the Chapada mine. The cash consideration will be treated as deferred revenue to be amortized, and the revenue recognized, over the second half of 2018 and first half of 2019 when the physical deliveries of copper occur under the prepaid sales. The cash consideration will be included in operating cash flow for the first quarter of 2018.

Refinancing of Debt - Redemption of 2019 Notes

During the fourth quarter of 2017, the Company completed an offering of $300 million of 4.625% senior notes due December 2027. With these funds, on January 29, 2018, the Company redeemed $181.5 million of 6.97% senior notes due December 2019 at a make-whole price of 108.12. These items have extended the tenor of the Company’s fixed term debt profile at lower average interest rates and improved financial flexibility. During the first and second quarter of 2018, the Company has senior notes maturities of $73.6 million and $35.0 million, respectively, that will be retired as they come due. Following the 2018 maturities, the Company’s next scheduled maturity of fixed rate debt of $84 million is not until March 2020.

3.    OUTLOOK AND STRATEGY

Over the years, the Company has grown through phases of strategic acquisitions to upgrade its portfolio and by pursuing organic growth to increase production and cash flow. The Company is currently focusing on numerous internal value generating opportunities and the Company’s current key objectives include:

•	Delivering operational results and execution, and advancing near-term and ongoing optimizations at Yamana’s five remaining mines, soon to be six producing mines

•	Maximization of cash return on invested capital, first on producing and then non-producing assets.

•
Within its producing portfolio, the Company’s focus remains on the growth of mineral reserves and mineral resources resulting in mine life extensions. Similarly, throughput increases, grade and recovery improvements and cost reductions which are expected to improve returns on invested capital.

•
For those assets in the non-producing category, value and return maximization and the ultimate generation of a more than commensurate return on that capital base will be dependent on the advancement of development opportunities. Such opportunities will be supported by technical/financial reviews, development through construction and operational efforts. The Company will also consider alternative options for generating returns on the non-producing portion of its portfolio from the monetization of those assets, for example, as in the case of the Kirkland Lake transaction.

•	Advancing Cerro Moro to construction completion in the first quarter of 2018, with the production ramp-up to commence thereafter;

•	Advancing the Company’s organic pipeline through exploration targeted on the most prospective properties, including:

◦	Chapada, Minera Florida, Canadian Malartic (Odyssey) and Cerro Moro as a result of new discoveries at each site,

◦	Minera Florida, El Peñón, Chapada, and Jacobina with the objective to increase mine life and to deliver potential for production increases through further delineation and infill drilling; and

•	Maximizing value from the long-life Chapada mine and vast exploration opportunities by pursuing expansion initiatives.

•	Continuing balance sheet and financial performance improvements. The Company continues to target a leverage ratio of 1.5 or better;

•
Improving the efficiency of all operations with a focus on optimizing free cash flow from mine plans that can deliver consistent and predictable results and, in the case of Canadian Malartic, Jacobina, and Minera Florida, a focus on production growth opportunities; and

•	Increasing overall mineral reserves and mineral resources.

The Company made significant progress against all of these objectives through the end of the fourth quarter.

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Consistent with the above objectives, the Company continues to evaluate its medium-term development opportunities. The Company foresees that after the completion of Cerro Moro, and the Canadian Malartic Extension, there will be a significant reduction in expansionary capital. With Cerro Moro, coupled with an increase in production as existing projects are completed, the Company expects to deliver significant increases in cash flow and net free cash flow beginning in 2018. This would also increase the Company's cash return on invested capital.

The Company remains committed to maintaining financial flexibility and strengthening its balance sheet. Recent and current initiatives, which have or will further advance this commitment, include the following:

•
First and foremost are planned cash flow increases which are expected as the Company continues to deliver operational improvements and advance its development stage projects, most notably Cerro Moro which remains on budget and on schedule for start-up in early 2018.  With Cerro Moro contributing to production in 2018 and with its projected low cost profile, the Company expects meaningful increases to EBITDA and cash flow for 2018 and beyond.

•
Secondly, the recent offering of senior notes, and copper advanced sale program provide further financial flexibility over the medium term with a focus on repaying outstanding indebtedness.  Additionally, the Company expects to use this enhanced flexibility to replace and upgrade mine cash flows and to target further optimization and other opportunities.  Yamana is committed to advancing its project pipeline with the sequencing established to manage balance sheet strength while also ensuring the pipeline is well positioned in those countries and jurisdictions where the Company has the most familiarity.

•
Thirdly, the Company is advancing on several monetization initiatives as part of ongoing strategic and technical reviews of its asset portfolio. Following such a review, the Company entered into a transaction for the sale of certain exploration assets including the Kirkland Lake and Hammond Reef properties. Another previously announced and similar strategic review relates to the alternatives for development of Agua Rica which is a feasibility stage copper-gold asset wholly owned by Yamana. In the case of other assets, the Company considers the contribution to cash flows from those assets and whether or not the possible monetization of or other strategic alternatives for those assets may deliver more value than the immediate cash flows that they generate.  In 2016, the Company sold its Mercedes mine on this basis and after such a review. Following a similar review of Gualcamayo, the Company has initiated a plan of sale for its Gualcamayo mine in Argentina.

The Company is committed to delivering production from quality mines/projects thereby maximizing returns, improving its cash balances and cash return on invested capital, reducing its net debt, and properly managing its balance sheet and overall financial position.  Monetization initiatives, the recent issue of the senior notes, and the recently entered into copper advanced sale program considerably advance these goals.  Continued operational and financial performance from the Company’s continuing five mines along with the contribution to be provided by Cerro Moro, beginning in 2018, will further advance these goals.

2018 - 2020 Production Guidance

The following table presents the Company's total production expectations for its mines for 2018, 2019 and 2020.

	2017 Actual	2018 E	2019 E	2020 E
Total Gold Production (ounces) (i)	823,264	900,000	940,000	970,000
Total Silver Production (ounces)	5,004,761	8,150,000	10,400,000	12,950,000
Total Copper Production (millions of pounds) - Chapada	127.3	120.0	120.0	120.0

(i)
Excluding any attribution from Yamana’s interest in Brio Gold and Gualcamayo which is an asset held for sale. For 2017, total gold production including Gualcamayo is 977,316 ounces. Gualcamayo is expected to produce 110,000 ounces in 2018, additional details are provided below.

The following table presents per unit cost expectations for 2018:

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2017 Actuals, excluding Brio (ii)	Gold	Silver	Copper (Chapada)
Total cost of sales per ounce or pound sold	$1,023	$13.63	$1.73
Co-product cash costs per ounce or pound produced (i)	$672	$10.01	$1.54
Co-product AISC per ounce or pound produced (i)	$888	$13.48	$1.74
By-product cash costs per ounce or pound produced (i)	$561	$8.58	—
By-product AISC per ounce or pound produced (i)	$820	$12.65	—

2018 Guidance, excluding Brio (ii)
Total cost of sales per ounce or pound sold	$1,010 - $1,030	$15.00 - $15.25	$1.80 - $1.85
Co-product cash costs per ounce or pound produced (i)	$630 - $650	$9.00 - $9.25	$1.60 - $1.65
Co-product AISC costs per ounce or pound produced (i)	$850 - $870	$12.25 -$12.50	$1.80 - $1.85
By-product cash costs per ounce or pound produced (i)	$460 - $480	$6.75 - $7.00	—
By-product AISC costs per ounce or pound produced (i)	$725 - $745	$10.50 - $10.80	—

(i)
A cautionary note regarding non-GAAP financial measures and additional line items or subtotals in financial statements is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

(ii)	2017 actuals include Gualcamayo, while 2018 guidance excludes Gualcamayo as it is an asset held for sale.

Gold production is expected to increase in the guidance period in each of 2019 and 2020 mostly as a result of increases in production at Canadian Malartic, Jacobina, Minera Florida, and with new production from Cerro Moro. Silver production is expected to increase more significantly, in percentage terms, than gold production almost entirely as a result of the ramp up of Cerro Moro. Copper production, all of which is from Chapada, is expected to remain constant throughout the guidance period.

The Company is now concentrating its efforts on five producing mines, which, beginning in early 2018, will increase to six with the planned start of production from Cerro Moro in the second quarter. The Company’s Gualcamayo mine has been classified as an asset held for sale and, as such, is not included in total production and cost expectations for the guidance period. See “Gualcamayo” section below for additional details.

The following table presents mine-by-mine production expectations for 2018.

	Gold		Silver
Production Expectation by Mine (i)	2017 Actual	2018 E	2017 Actual	2018 E
Chapada	119,852	110,000	—	—
El Peñón	160,509	145,000	4,282,339	4,400,000
Canadian Malartic (50%)	316,731	325,000	—	—
Jacobina	135,806	135,000	—	—
Minera Florida	90,366	90,000	—	—
Cerro Moro	—	85,000	—	3,750,000

(i)	Excluding Gualcamayo production which is an asset held for sale.

The Company’s 2018 total gold production guidance of 900,000 ounces implies a bias to the upside over the sum of mine production expectations presented above. This takes into consideration that certain mines, based on historical performance and potential benefits of planned optimizations, are expected to achieve higher levels of gold production in 2018 while not attributing those production ounces to specific mines at this time.

At Cerro Moro, the Company has undertaken studies to optimize mine sequencing and the mix of gold and silver production, balancing efforts to front-end load gold and silver production in the early years while taking into account the underground and open-pit sequencing to execute on the plan. With the planned changes and new sequencing, the consequence is a higher proportion of gold dominant stopes over the guidance period. While this provides more flexibility in the mine plan to maximize gold production above current guidance levels, a consequence is that silver grades are lower and silver production is slower to ramp up as compared to prior guidance. With the new sequencing, the Company forecasts silver production over 8 million ounces in 2020.

For its existing mines, Yamana expects to continue its established trend of delivering stronger production in the second half of the year compared to the first half of the year. In 2018, the Company expects approximately 47 per cent of total gold production and 46 per cent of total copper production to be delivered in the first half, excluding Cerro Moro. For Cerro Moro, the Company expects approximately 25 to 30 per cent of the mine’s gold and silver production to be produced in the first half.

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Cost Outlook

With the contribution from Cerro Moro, the Company’s all-in sustaining costs (“AISC”) are expected to decrease from 2017 levels into 2018 and 2019.

The following table presents cost of sales, cash costs and AISC guidance by mine for gold and silver for 2018:

	Total cost of sales per ounce sold (ii)		Co-product cash costs per ounce produced (i) (ii)		Co-product AISC per ounce produced (i) (ii)
	2017 Actual	2018 E	2017 Actual	2018 E	2017 Actual	2018 E
Gold
Chapada	$384	$450	$334	$385	$384	$430
El Peñón	$1,089	$1,065	$751	$790	$928	$965
Canadian Malartic (50%)	$1,000	$1,000	$576	$590	$742	$760
Jacobina	$1,057	$1,100	$701	$730	$867	$910
Minera Florida	$1,248	$1,275	$812	$750	$1,090	$930
Cerro Moro	$—	$1,100	$—	$510	$—	$650

Silver
El Peñón	$14.57	$14.75	$10.30	$10.75	$12.77	$13.25
Cerro Moro	$—	$15.25	$—	$7.10	$—	$9.15

(i)
A cautionary note regarding non-GAAP financial measures and additional line items or subtotals in financial statements is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

(ii)	Excluding any attribution from Yamana’s interest in Brio Gold and Gualcamayo which is an asset held for sale.

With respect to Cerro Moro, the Company is expecting average 2018 to 2019 co-product cash costs of $500 per ounce gold and $6.70 per ounce silver, and co-product AISC of $650 per ounce gold and $8.85 per ounce silver.

The following table presents sustaining capital and exploration spend expectations by mine for 2018, excluding any attribution from Brio Gold:

	Sustaining capital		Total exploration
(In millions of US Dollars)	2017 Actual	2018 E	2017 Actual	2018 E
Chapada	$27.9	$25.0	$8.2	$8.0
El Peñón	$38.5	$35.0	$17.8	$12.0
Canadian Malartic (50%)	$48.2	$50.0	$10.2	$5.0
Minera Florida	$24.6	$16.0	$12.4	$10.0
Jacobina	$21.7	$20.0	$5.9	$6.0
Cerro Moro	$—	$21.0	$7.7	$9.0
Monument Bay	$—	$—	$3.3	$6.0
Discretionary	$—	$—	$—	$16.0
Other sustaining	$2.1	$3.0	$—	$—
Generative exploration and overhead	$—	$—	$18.3	$17.0
Total	$163.0	$170.0	$83.8	$89.0

The Company expects approximately 75% of exploration spending will be capitalized in 2017.

In 2017, the Company provided guidance that approximately $21 million dollars of exploration spending was considered discretionary and would be allocated on a success basis. Yamana expects to use a similar approach in 2018 to allocate $16 million dollars of discretionary exploration spending based on results at the Company’s various mines and assets. The potential for a portion of the 2018 discretionary spending offsets some of the change in expected exploration spending compared to 2017 actuals seen at certain mines, such as El Peñón, in the table above.
At Minera Florida, the Company is projecting lower sustaining capital and exploration expenditures in 2018 as previously planned expenditures are expected to be spread across a number of years. This approach is consistent with the transformational strategy implemented in 2017, which

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is expected to result in lower production in the immediate term while the Company expects production to increase to 120,000 ounces of gold per year by 2021. The Company continues to target a longer-term strategic production objective of 130,000 ounces of gold per year at Minera Florida.

The following table presents other expenditure expectations for 2018, excluding Gualcamayo and any attribution from Brio Gold:

(In millions of US Dollars, unless otherwise noted)	2017 Actual (i)	2018 E (i)
Total expansionary capital	$279.9	$192.3
Total DDA	$384.3	$450.0
Total general and administrative expenses ("G&A")	$90.6	$94.0
Cash based G&A	$82.9	$85.0
Stock-based G&A	$7.7	$9.0

(i)	2017 actuals include Gualcamayo, while 2018 guidance excludes Gualcamayo as it is an asset held for sale.

A significant portion of the expansionary capital budget for 2018 relates to Cerro Moro, which, as previously noted, will begin planned operations in 2018, and to the Canadian Malartic Extension Project (formerly the Barnat extension).

At Chapada, the Company has various development, optimization and expansion opportunities under consideration that are not included in the current 2018 expansionary capital expenditures. These opportunities include plant throughput increases, and the broader Suruca complex. Sucupira and Baru are immediately adjacent to the existing pit, and the potential to bring forward production from these deposits is currently being evaluated. Opportunities to expand the mill capacity to treat Sucupira/Baru mineralization, and potentially low-grade ore stockpiles, which are expected to grow further in 2018 by approximately 15 million tonnes, are also being evaluated. The Company is also advancing development efforts at the Suruca oxide project while considering recent drill results from Suruca Southwest and Suruca sulphide (located beneath the oxide deposit). The Company is now assessing a broader Suruca complex and expects to complete studies of a comprehensive scenario in 2018. Additional detail on the range of development opportunities and related plans for Chapada is expected to be provided in the second quarter of 2018.

At Cerro Moro, the Company expects to spend approximately $61 million in remaining construction costs in 2018.  The planned expenditures at Cerro Moro include previously planned 2018 spending of approximately $55 million plus $6 million carried forward from 2017.

At Canadian Malartic, the Company expects to spend approximately $52 million (50%-basis) in expansionary capital in 2018. The majority, or approximately $37 million, relates to the Canadian Malartic Extension Project. The remainder predominantly includes capital expenditures for studies relating to the Odyssey and East Malartic projects.

At Minera Florida, the Company expects to spend approximately $28 million in expansionary capital in 2018. This includes approximately $10 million for the last payment relating to the land concessions acquired in 2016 with the majority of the remainder allocated to expansionary mine development in the Hornitos and Pataguas tunnels. The Company will spread expansionary mine development capital and exploration expenditures across a number of years.

The Company expects higher DDA in 2018 compared to 2017 mainly due to the start-up of production at Cerro Moro. DDA at Cerro Moro is expected to decrease to lower levels as the exploration program advances toward its target of adding 1.0 million ounces of mineral resources by 2021. Cerro Moro DDA reflects both the costs of construction as well as the historical acquisition costs.

Gualcamayo

As aforementioned, Gualcamayo is an asset held for sale and the efforts to right-size production at Gualcamayo are reflected in the 2018 guidance as follows:

	2017 Actual	2018 E
Gold production (ounces)	154,052	110,000
Total cost of sales per gold ounce sold	$1,293	$1,050
Co-product cash costs per gold ounce produced (i)	$942	$1,080
Co-product AISC per gold ounce produced (i)	$990	$1,145
Sustaining capital (in millions of US Dollars)	$6.6	$6.8
Exploration (in millions of US Dollars)	$10.7	$8.0

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(i)
A cautionary note regarding non-GAAP financial measures and additional line items or subtotals in financial statements is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

Based on mineral reserves and reasonable conversion of mineral resources, the Company expects Gualcamayo’s production platform to be in excess of 100,000 ounces of gold for the next several years following 2018. The production outlook for Gualcamayo excludes the sizeable district exploration potential and the Deep Carbonates project.

Assumptions

Key assumptions, in relation to the above guidance, are presented in the table below.

	2017 Actual (i)	2018 Assumptions
Gold (USD per ounce)	$1,264	$1,300
Silver (USD per ounce)	$16.83	$18.00
Copper (USD per pound)	$2.78	$3.25
Canadian Dollar/US Dollar	1.30	1.28
Brazilian Real/US Dollar	3.19	3.25
Argentine Peso/US Dollar	16.56	21.00
Chilean Peso/US Dollar	649.01	615.00

(i)	2017 exchange rates are the average realized exchange rates for the 12 months ended December 31, 2017.

4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

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4.1    Financial Statistics

	For the three months ended December 31,		For the years ended December 31,
(In millions of US Dollars; unless otherwise noted)	2017	2016	2017	2016	2015
Revenue	$478.8	$484.4	$1,803.8	$1,787.7	$1,720.6
Cost of sales excluding DDA	(264.7)	(284.1)	(1,042.4)	(1,029.0)	(1,015.1)
Gross margin excluding DDA	$214.1	$200.3	$761.4	$758.7	$705.5
Depletion, depreciation and amortization	(100.9)	(128.3)	(426.8)	(462.3)	(503.9)
Impairment of mining properties	(256.9)	(711.3)	(256.9)	(711.3)	(1,469.0)
Mine operating (loss)/earnings	$(143.7)	$(639.3)	$77.7	$(414.9)	$(1,267.4)
General and administrative	(34.0)	(29.9)	(113.6)	(100.2)	(110.1)
Exploration and evaluation	(7.0)	(3.0)	(21.2)	(14.9)	(18.7)
Equity loss from associate	—	—	—	—	(17.5)
Other expenses	(16.4)	(19.0)	(23.6)	(39.7)	(69.6)
(Impairment)/reversal of non-operating mining properties	(99.6)	96.2	(99.6)	96.2	(567.1)
Net finance expense	(37.5)	(29.6)	(137.7)	(142.2)	(112.6)
Net loss before income taxes	$(338.2)	$(624.6)	$(318.0)	$(615.7)	$(2,163.0)
Income tax recovery, net	138.5	269.2	113.9	324.9	476.3
Net loss from continuing operations	$(199.7)	$(355.4)	$(204.1)	$(290.8)	$(1,686.7)
Net loss from discontinued operations	—	(12.6)	—	(17.5)	(428.1)
Net loss	$(199.7)	$(368.0)	$(204.1)	$(308.3)	$(2,114.8)

Attributable to:
Yamana Gold Inc. equityholders	$(191.0)	$(367.6)	$(194.4)	$(307.9)	$(2,114.8)
Non-controlling interests	$(8.7)	$(0.4)	$(9.7)	$(0.4)	$—
	$(199.7)	$(368.0)	$(204.1)	$(308.3)	$(2,114.8)

Loss per share - basic and diluted (i)	$(0.20)	$(0.39)	$(0.21)	$(0.32)	$(2.26)
Loss per share from continuing operations - basic and diluted (i)	$(0.20)	$(0.37)	$(0.21)	$(0.31)	$(1.80)
Dividends declared per share	$0.005	$0.005	$0.020	$0.020	$0.060
Dividends paid per share	$0.005	$0.005	$0.020	$0.030	$0.060
Weighted average number of common shares outstanding - basic (in thousands)	948,468	947,590	948,187	947,443	936,606
Weighted average number of common shares outstanding - diluted (in thousands)	948,468	947,590	948,187	947,443	936,606

(i)	Attributable to Yamana Gold Inc. equityholders.

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Net earnings/(loss) and net earnings/(loss) per share were affected by, among other things, the following non-cash and certain items that may not be reflective of current and ongoing operations. The Company refers to the following items, which may be used to adjust or reconcile input models in consensus estimates:

	For the three months ended December 31,		For the years ended December 31,
(In millions of US Dollars; unless otherwise noted)	2017	2016	2017	2016
Non-cash unrealized foreign exchange (gains)/losses	$(1.2)	$8.8	$15.0	$33.7
Share-based payments/mark-to-market of deferred share units	3.7	(2.3)	12.8	14.2
Mark-to-market on derivative contracts	14.2	—	15.3	—
Mark-to-market on investment and other assets	(0.5)	4.2	2.5	15.6
Revision in estimates and liabilities including contingencies	1.9	8.2	(26.6)	17.3
Impairment of mining and non-operational mineral properties	356.4	615.1	356.5	615.1
Other provisions, write-downs and adjustments (i)	5.9	2.3	33.9	(8.9)
Non-cash tax unrealized foreign exchange losses/(gains)	11.6	50.8	9.9	(20.0)
Income tax effect of adjustments	(141.3)	(325.0)	(143.4)	(332.9)
Total adjustments - increase to earnings(ii)	$250.7	$362.1	$275.9	$334.1
Total adjustments - increase to earnings per share	$0.26	$0.38	$0.29	$0.35

(i)	The balance includes, among other things, the reversal of certain provisions such as tax credits and legal contingencies.

(ii)
For the three months ended December 31, 2017, net earnings from continuing operations, attributable to Yamana Gold Inc. equityholders, were impacted by an increase of $244.2 million (2016- $362.1 million), while an increase of $6.5 million (2016- $nil) relates to non-controlling interests. For the twelve months ended December 31, 2017, net earnings from continuing operations, attributable to Yamana Gold Inc. equityholders, were impacted by an increase of $264.0 million (2016- $334.1 million), while an increase of $11.9 million (2016- $nil) relates to non-controlling interests.

The following table lists revenue per ounce or pound sold, average realized prices and average market prices:

	For the three months ended December 31,			For the years ended December 31,
	2017	2016	%	2017	2016	%
Gold
Revenue per ounce of gold	$1,269	$1,196	6%	$1,250	$1,240	1%
Average realized gold price per ounce (i)(ii)	$1,286	$1,210	6%	$1,264	$1,251	1%
Average market gold price per ounce (iii)	$1,277	$1,222	5%	$1,259	$1,251	1%
Silver
Revenue per ounce of silver	$16.46	$17.11	(4)%	$16.80	$17.06	(2)%
Average realized silver price per ounce (i)(ii)	$16.49	$17.17	(4)%	$16.83	$17.04	(1)%
Average market silver price per ounce (iii)	$16.71	$17.19	(3)%	$17.08	$17.14	—%
Copper
Revenue per pound of copper	$2.36	$2.02	17%	$2.36	$1.92	23%
Average realized copper price per pound (i)(ii)	$3.02	$2.48	22%	$2.78	$2.24	24%
Average market copper price per pound (iii)	$3.09	$2.39	29%	$2.80	$2.21	27%

(i)
A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional line items or subtotals in financial statements are included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(iii)	Source of information: Bloomberg.

Cash flows from operating activities and Net Free Cash Flow (a non-GAAP financial measure, see Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A) are presented below:

	For the three months ended December 31,		For the years ended December 31,
(In millions of US Dollars)	2017	2016	2017	2016	2015
Cash flows from operating activities of continuing operations (i)	$158.5	$163.0	$484.0	$651.9	$514.0
Cash flows from operating activities before net change in working capital (i), (ii)	$122.3	$147.7	$498.0	$626.6	$654.8
Cash flows used in investing activities of continuing operations	$(196.9)	$(160.2)	$(644.2)	$(407.7)	$(367.2)
Cash flows from/(used in) financing activities of continuing operations	$68.3	$(147.0)	$217.9	$(267.5)	$(204.6)

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(i)
Cash flows from operating activities were higher in 2016 due to the receipt of advanced consideration in relation to the Company's metal purchase agreements. Cash flows from operating activities in 2017 were affected by payments of $76.7 million made in relation to the Brazilian Tax Matters. Refer to Section 10: Income Taxes of this MD&A for further discussion relating to the Brazilian Tax Matters.

(ii)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

	For the three months ended December 31,		For the years ended December 31,
(In millions of US Dollars)	2017	2016	2017	2016
Cash flows from operating activities before income taxes paid and net change in working capital (ii)	$170.3	$161.2	$593.7	$690.5
Income taxes paid	(1.4)	(13.5)	(19.0)	(63.9)
Payments made related to the Brazilian tax matters	(46.6)	—	(76.7)	—
Cash flows from operating activities before net change in working capital (ii)	$122.3	$147.7	$498.0	$626.6
Net change in working capital	36.2	15.3	(14.0)	25.3
Cash flows from operating activities	$158.5	$163.0	$484.0	$651.9
Less: Advance payments received on metal purchase agreement and unearned revenue	(6.6)	—	(6.6)	(64.0)
Add: Payments made related to the Brazilian tax matters	46.6	—	76.7	—
Add: Other cash payments	—	—	6.0	—
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(57.0)	(77.7)	(204.7)	(280.5)
Interest and other finance expenses paid	(34.3)	(30.1)	(103.8)	(96.2)
Net free cash flow (i)	$107.2	$55.2	$251.6	$211.2

(i)	For further information on the Company's liquidity and cash flow position, refer to Section 9: Liquidity, Capital Resources and Contractual Commitments of this MD&A.

(ii)
A cautionary note regarding non-GAAP financial measures and additional line items or subtotals in financial statements is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

Balance sheet highlights

As at December 31, (In millions of US Dollars)	2017	2016	2015
Total assets	$8,763.3	$8,801.7	$9,518.1
Total long-term liabilities	$3,535.3	$3,746.6	$4,111.4
Total equity	$4,447.3	$4,580.0	$4,864.6
Working capital (i)	$58.7	$77.3	$106.9

(i)
Working capital is defined as the excess of current assets over current liabilities, which includes the current portion of long-term debt. Notable movements in working capital from the prior year include decreases of $91.4 million resulting from the increase in the current portion of long-term debt and $87.0 million resulting from the increase of income taxes payable mainly related to the Brazilian Tax Matters and timing of payments.

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4.2    Operating Statistics

Ounces of production	Gold			Silver
For the years ended December 31,	2017	2016	%	2017	2016	%
Chapada	119,852	107,301	12%	252,748	259,444	(3)%
El Peñón	160,509	220,209	(27)%	4,282,339	6,020,758	(29)%
Canadian Malartic (i)	316,731	292,514	8%	—	—	—%
Jacobina	135,806	120,478	13%	—	—	—%
Minera Florida	90,366	104,312	(13)%	469,674	429,048	9%
Gualcamayo	154,052	164,265	(6)%	—	—	—%
Total production, Yamana mines	977,316	1,009,079	(3)%	5,004,761	6,709,250	(25)%
Brio Gold (attributable to the Company) (iii)	119,011	188,765	(37)%	—	—	—%
Total production, attributable to the Company	1,096,327	1,197,844	(8)%	5,004,761	6,709,250	(25)%
Brio Gold (attributable to non-controlling interest)	59,014	897	n/a	—	—	n/a
Total production (v), (vi)	1,155,341	1,198,741	(4)%	5,004,761	6,709,250	(25)%
Cost of sales excluding DDA per ounce sold, Yamana mines	$682	$664	3%	$10.00	$9.07	10%
Cost of sales excluding DDA per ounce sold	$712	$677	5%	$10.00	$9.07	10%
DDA per ounce sold, Yamana mines	$341	$327	4%	$4.35	$4.72	(8)%
DDA per ounce sold	$326	$331	(2)%	$4.35	$4.72	(8)%
Total cost of sales per ounce sold (vii)
Chapada	$384	$489	(21)%	$7.11	$7.05	1%
El Peñón	$1,089	$1,019	7%	$14.57	$13.84	5%
Canadian Malartic (i)	$1,000	$1,025	(2)%	$—	$—	—%
Jacobina	$1,057	$1,072	(1)%	$—	$—	—%
Minera Florida	$1,248	$1,046	19%	$13.72	$13.81	(1)%
Gualcamayo	$1,293	$1,038	25%	$—	$—	—%
Total cost of sales per ounce sold, Yamana mines (vii)	$1,023	$991	3%	$13.63	$13.79	(1)%
Brio Gold (iii)	$1,117	$1,098	2%	$—	$—	—%
Total cost of sales per ounce sold (vii)	$1,038	$1,008	3%	$13.63	$13.79	(1)%
Co-product cash costs per ounce produced (iv)
Chapada	$334	$359	(7)%	$3.38	$3.20	6%
El Peñón	$751	$678	11%	$10.30	$9.14	13%
Canadian Malartic (i)	$576	$606	(5)%	$—	$—	—%
Jacobina	$701	$692	1%	$—	$—	—%
Minera Florida	$812	$735	10%	$10.95	$9.90	11%
Gualcamayo	$942	$796	18%	$—	$—	—%
Co-product cash costs per ounce produced, Yamana mines (iv)	$672	$650	3%	$10.01	$8.96	12%
Brio Gold (iii)	$846	$746	13%	$—	$—	—%
Co-product cash costs per ounce produced, attributable (iv)	$692	$665	4%	$10.01	$8.96	12%
By-product cash costs per ounce produced, Yamana mines (iv)	$561	$611	(8)%	$8.58	$8.45	2%
Co-product AISC per ounce produced, Yamana mines (iv)	$888	$905	(2)%	$13.48	$12.65	7%
By-product AISC per ounce produced, Yamana mines (iv)	$820	$925	(11)%	$12.65	$12.93	(2)%
AISC per ounce produced, attributable (iv)	$916	$911	1%	$13.48	$12.65	7%
Concentrate production				2017	2016
Chapada concentrate production (tonnes)				242,126	216,332	12%
Chapada copper contained in concentrate production (millions of pounds)				127.3	115.5	10%
Cost of sales excluding DDA per copper pound sold				$1.47	$1.57	(6)%
DDA per copper pound sold				$0.25	$0.36	(31)%
Total cost of sales per copper pound sold				$1.73	$1.93	(10)%
Chapada co-product cash costs per pound of copper produced (iv)				$1.54	$1.58	(3)%
Chapada AISC per pound of copper produced (iv)				$1.74	$2.03	(14)%
Sales included in revenue				2017	2016
Gold (ounces)				1,147,204	1,188,267	(3)%
Silver (ounces)				5,125,689	6,604,212	(22)%
Chapada concentrate (tonnes)				242,536	217,180	12%
Chapada payable copper contained in concentrate (millions of pounds)				120.1	104.9	14%

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Ounces of production	Gold			Silver
For the three months ended December 31,	2017	2016	%	2017	2016	%
Chapada	36,578	40,358	(9)%	71,520	78,020	(8)%
El Peñón	39,401	55,764	(29)%	1,052,423	1,454,293	(28)%
Canadian Malartic (i)	80,743	69,971	15%	—	—	—%
Jacobina	34,566	32,180	7%	—	—	—%
Minera Florida	23,540	25,675	(8)%	47,099	94,738	(50)%
Gualcamayo	44,778	44,840	—%	—	—	—%
Total production, Yamana mines	259,606	268,788	(3)%	1,171,042	1,627,051	(28)%
Brio Gold (attributable to the Company) (ii)	22,435	49,580	(55)%	—	—	—%
Total production, attributable to the Company	282,041	318,368	(11)%	1,171,042	1,627,051	(28)%
Brio Gold (attributable to non-controlling interest)	17,915	897	n/a	—	—	n/a
Total production (v)	299,956	319,265	(6)%	1,171,042	1,627,051	(28)%
Cost of sales excluding DDA per ounce sold, Yamana mines	$661	$634	4%	$9.42	$10.41	(10)%
Cost of sales excluding DDA per ounce sold	$694	$668	4%	$9.42	$10.41	(10)%
DDA per ounce sold, Yamana mines	$305	$301	1%	$4.72	$5.17	(9)%
DDA per ounce sold	$286	$336	(15)%	$4.72	$5.17	(9)%
Total cost of sales per ounce sold (vii)
Chapada	$326	$335	(3)%	$5.14	$4.79	7%
El Peñón	$1,069	$1,075	(1)%	$14.58	$16.08	(9)%
Canadian Malartic (i)	$995	$1,056	(6)%	$—	$—	—%
Jacobina	$1,027	$1,123	(9)%	$—	$—	—%
Minera Florida	$1,198	$924	30%	$13.28	$13.37	(1)%
Gualcamayo	$1,149	$953	21%	$—	$—	—%
Total cost of sales per ounce sold, Yamana mines (vii)	$966	$935	3%	$13.26	$15.58	(15)%
Brio Gold (ii)	$1,072	$1,384	(23)%	$—	$—	—%
Total cost of sales per ounce sold (vii)	$980	$1,004	(2)%	$13.26	$15.58	(15)%
Co-product cash costs per ounce produced (iv)
Chapada	$291	$275	6%	$3.25	$3.17	3%
El Peñón	$707	$714	(1)%	$9.19	$10.40	(12)%
Canadian Malartic (i)	$628	$634	(1)%	$—	$—	—%
Jacobina	$703	$742	(5)%	$—	$—	—%
Minera Florida	$765	$730	5%	$9.96	$10.63	(6)%
Gualcamayo	$891	$734	21%	$—	$—	—%
Co-product cash costs per ounce produced, Yamana mines (iv)	$660	$635	4%	$8.86	$10.07	(12)%
Brio Gold (ii)	$806	$832	(3)%	$—	$—	—%
Co-product cash costs per ounce produced, attributable (iv)	$672	$667	1%	$8.86	$10.07	(12)%
By-product cash costs per ounce produced, Yamana mines (iv)	$548	$553	(1)%	$7.44	$8.90	(16)%
Co-product AISC per ounce produced, Yamana mines (iv)	$899	$900	—%	$11.90	$14.48	(18)%
By-product AISC per ounce produced, Yamana mines (iv)	$829	$870	(5)%	$11.05	$14.18	(22)%
AISC per ounce produced, attributable (iv)	$925	$928	—%	$11.90	$14.48	(18)%
Concentrate production				2017	2016
Chapada concentrate production (tonnes)				66,104	68,375	(3)%
Chapada copper contained in concentrate production (millions of pounds)				34.7	36.9	(6)%
Cost of sales excluding DDA per copper pound sold				$1.39	$1.48	(6)%
DDA per copper pound sold				$0.28	$0.32	(13)%
Total cost of sales per copper pound sold				$1.67	$1.80	(7)%
Chapada co-product cash costs per pound of copper produced (iv)				$1.51	$1.44	5%
Chapada AISC per pound of copper produced (iv)				$1.67	$1.80	(7)%
Sales included in revenue				2017	2016
Gold (ounces)				301,513	324,197	(7)%
Silver (ounces)				1,081,731	1,619,208	(33)%
Chapada concentrate (tonnes)				64,873	68,477	(5)%
Chapada payable copper contained in concentrate (millions of pounds)				33.2	34.2	(3)%

(i)	The Company holds a 50% interest in Canadian Malartic.

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(ii)
Attributable production is determined on a weighted-average basis with respect to ownership of Brio Gold common shares during the period, which for the quarter ended December 31, 2017 was a weighted average of 55.1% (2016 - 100%). Pilar, Fazenda Brasileiro, RDM and C1 Santa Luz are held within Brio Gold. Currently, C1 Santa Luz is on care and maintenance. Gold production for the three months ended December 31, 2017: Pilar 14,115 ounces (2016 - 22,170 ounces), Fazenda Brasileiro 16,100 ounces (2016 - 18,279 ounces), RDM 10,135 ounces (2016 - 10,028 ounces).

(iii)
Attributable production is determined on a weighted-average basis with respect to ownership of Brio Gold common shares during the period, which for 2017 was a weighted average of 65.5% (2016 - 100%). Pilar, Fazenda Brasileiro, RDM and C1 Santa Luz are held within Brio Gold. Gold production for the year ended December 31, 2017: Pilar 73,931 ounces (2016 - 87,061 ounces), Fazenda Brasileiro 60,978 ounces (2016 - 70,887 ounces), RDM 43,116 ounces (2016 - 31,714 ounces). RDM was acquired on April 29, 2016.

(iv)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

(v)
Excludes the Company's 12.5% equity interest in Alumbrera. Gold production at Alumbrera was 3,266 ounces (2016 - 8,911 ounces) for the fourth quarter and 21,958 ounces (2016 - 32,022 ounces) for the year.

(vi)	Total production for the year ended December 31, 2016 excludes gold production of 70,274 ounces and silver production of 326,876 ounces from the Mercedes mine, which was divested in September 2016.

(vii)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

5.    OVERVIEW OF RESULTS

5.1    Overview of Financial Results

Impairment of Assets

During the year ended December 31, 2017, as a result of the classification of certain assets as held for sale, the Company recorded impairment charges on non-current assets totalling $356.5 million with the details, as follows:

	2017		2016
	Total Impairment	Net Book Value of Mineral Property - as at Dec. 31, 2017(i)	Total Impairment	Net Book Value of Mineral Property - as at Dec. 31, 2016
Gualcamayo	$(256.9)	$130.8	$—	$—
Gualcamayo related Argentinian exploration	$(99.6)	$—	$—	$—
El Peñón	$—	$—	$(600.4)	$763.6
Brio Gold	—	—	(14.7)	419.7
Total mineral property impairments	$(356.5)		$(615.1)
Total mineral property impairments for operating mines	$(256.9)		$(711.3)
Total mineral property (impairment)/reversal for non-operating mines	$(99.6)		$96.2

(i)	The total Net Book Value for Gualcamayo as a whole is $150.0 million. Net Book Values are for mineral properties and are after the impairment recorded during the period.

During the fourth quarter, the Company performed its annual assessment of indications of impairment, compiling details from external and internal sources of information. The decision to classify Gualcamayo and related Argentinian exploration properties as held for sale due to the formal approval for disposition and meeting the other relevant criteria for such classification resulted in an impairment of those assets as they were written-down to the lower of their carrying amount or fair value less costs of disposal immediately prior to their reclassification. Gualcamayo and related Argentinian exploration properties were impaired by $256.9 million and $99.6 million respectively, ($196.0 million and $77.5 million after tax). Brio Gold considered indicators of impairment as at year-end, and concluded that Brio Gold's operations support the carrying value as at December 31, 2017. No other indicators of impairment or impairment reversal were noted as of December 31, 2017. Additional details are disclosed in Note 11: Impairments to the Company's Consolidated Financial Statements for the year ended December 31, 2017.

For the year ended December 31, 2017

Net loss from continuing operations, attributable to Yamana Gold Inc. equityholders, for the year ended December 31, 2017 was $194.4 million or $0.21 per share basic and diluted, compared to a net loss from continuing operations, attributable to Yamana Gold Inc. equityholders, of $290.4 million or $0.31 per share basic and diluted for the year ended December 31, 2016.

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Revenue for the year ended December 31, 2017 was $1.80 billion, compared to $1.79 billion for the year ended December 31, 2016. Realized prices for the year were higher by 24% for copper, offset by a 2% decrease in silver prices. Gold realized price remained relatively flat compared to prior year. Sales quantities were higher by 14% for copper, offset by 3% and 22% decreases in gold and silver quantities, respectively, compared to 2016.

Revenue for the period was comprised of the following:

For the years ended December 31,	2017				2016
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	1,147,204	oz	$1,250	$1,433.9	$1,473.5
Silver	5,125,689	oz	$16.80	86.1	112.7
Copper (i)	120,066,492	lbs	$2.36	283.8	201.5
Revenue				$1,803.8	$1,787.7

For the years ended December 31,	2017				2016
	Quantity sold		Average realized price	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	1,147,204	oz	$1,264	$1,450.1	$1,486.2

Silver	4,874,809	oz	$17.03	83.0	110.6
Silver subject to metal sales agreement (ii)	250,880	oz	$12.87	3.2	2.0
	5,125,689	oz	$16.83

Copper (i)	111,560,701	lbs	$2.84	317.0	227.1
Copper subject to metal sales agreement (ii)	8,505,791	lbs	$1.98	16.9	8.2
	120,066,492	lbs	$2.78
Gross revenue				$1,870.2	$1,834.1
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(38.2)	(32.9)
- Sales taxes				(18.6)	(16.5)
- Metal price adjustments related to concentrate revenue				(10.1)	3.0
- Other adjustments				0.5	—
Revenue				$1,803.8	$1,787.7

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Balances represent the metals sold under the metal sales agreement with Sandstorm Gold Inc. and Altius Minerals Corp.

Cost of sales excluding DDA for the year ended December 31, 2017 was $1.04 billion, compared to $1.03 billion in 2016. Cost of sales excluding DDA for the period was marginally higher than 2016 as a result of a stronger Brazilian Real and Chilean Peso, higher copper sales quantities, offset by lower gold and silver sales quantities. The following table provides a reconciliation of the cost of sales per ounce of gold/ silver, pound of copper sold to the total cost of sales for the period:

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For the years ended December 31,	2017				2016
	Quantity sold		Cost of sales per gold/silver ounce, pound of copper sold	Total (In millions of US Dollars)	Total (In millions of US Dollars)
Chapada — Gold	117,305	oz	$384	$45.0	$48.0
Chapada — Silver	129,452	oz	$7.11	$0.9	$0.9
Chapada — Copper	120,066,492	lbs	$1.73	$207.7	$198.3
El Peñón — Gold	159,149	oz	$1,089	$173.3	$225.0
El Peñón — Silver	4,264,501	oz	$14.57	$62.1	$84.7
Canadian Malartic — Gold (50% interest)	315,517	oz	$1,000	$315.5	$300.3
Jacobina — Gold	135,620	oz	$1,057	$143.4	$126.6
Minera Florida — Gold	90,876	oz	$1,248	$113.4	$106.8
Minera Florida — Silver	480,856	oz	$13.72	$6.6	$6.0
Gualcamayo — Gold	152,679	oz	$1,293	$197.4	$175.8
Brio Gold - Gold	176,056	oz	$1,117	$196.7	$209.6
Corporate office & other				$7.2	$9.3
Total cost of sales				$1,469.2	$1,491.3
Cost of sales excluding DDA				$1,042.4	$1,029.0
DDA				$426.8	$462.3
Total cost of sales				$1,469.2	$1,491.3

The following table provides a reconciliation of the co-product cash cost (a non-GAAP financial measure, see Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A) to the total cost of sales excluding DDA for the year:

For the years ended December 31,	2017				2016
	Quantity produced		Co-product cash costs per unit produced	Total (In millions of US Dollars)	Total (In millions of US Dollars)
Chapada — Gold	119,852	oz	$334	$40.0	$38.5
Chapada — Silver	252,748	oz	$3.38	$0.9	$0.8
Chapada — Copper	127,333,872	lbs	$1.54	$196.0	$182.6
El Peñón — Gold	160,509	oz	$751	$120.5	$149.3
El Peñón — Silver	4,282,339	oz	$10.30	$44.0	$55.0
Canadian Malartic — Gold (50% interest)	316,731	oz	$576	$182.4	$177.3
Jacobina — Gold	135,806	oz	$701	$95.2	$83.4
Minera Florida — Gold	90,366	oz	$812	$73.3	$76.7
Minera Florida — Silver	469,674	oz	$10.95	$5.1	$4.2
Gualcamayo — Gold	154,052	oz	$942	$145.1	$130.8
Brio Gold - Gold	178,025	oz	$846	$150.6	$141.5
Co-product cash cost of metal produced (i)				$1,053.1	$1,040.1
Add (deduct):
- Inventory movements and adjustments				14.4	5.8
- Treatment and refining charges of gold and copper concentrate				(38.2)	(32.9)
- Commercial and other costs				1.6	6.9
- Overseas freight for Chapada concentrate				11.5	9.1
Cost of sales excluding DDA				$1,042.4	$1,029.0
DDA				$426.8	$462.3
Total cost of sales				$1,469.2	$1,491.3

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

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Gross margin excluding DDA for the year ended December 31, 2017 was $761.4 million, compared to $758.7 million in 2016, which resulted from an increase in revenue by $16.1 million, partially offset by cost of sales excluding DDA increasing by $13.4 million, for the aforementioned reasons.

DDA expense for the year ended December 31, 2017 was $426.8 million, compared to $462.3 million in 2016. DDA expense was lower than prior year due to lower gold and silver sales volumes. This was partially offset by higher copper sales volume.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $296.2 million for the year ended December 31, 2017, compared to $297.0 million in 2016:

•
General and administrative expenses were $113.6 million, compared to $100.2 million in 2016. Excluding Brio Gold and share-based expenses, general and administrative expenses were $82.9 million, compared to $82.7 million in 2016. This was in line with previously provided guidance.

•
Exploration and evaluation expenses were $21.2 million, compared to $14.9 million in 2016. Higher exploration expense in the year was due to an increase in greenfield exploration for certain exploration projects as well as additional generative exploration.

•
Other expenses were $23.6 million, compared to $39.7 million for the same period of 2016. The change was driven by the reversal of certain provisions such as tax credits and legal contingencies, and mark-to-market gains on deferred share units, partially offset by standby costs related to El Peñón's suspension of operations at the beginning of the year and prior period realized gains on AFS securities and warrants sales with no comparative in the current period.

•	Net finance expense was $137.7 million, compared to $142.2 million in 2016. The movement in net finance expense is due predominantly to:

◦	A decrease related to lower interest expense on Yamana's long-term debt and higher interest capitalized during the year, partially offset by higher Brio Gold's interest expense.

◦	A decrease in non-cash unrealized foreign exchange loss in the period. Non-cash unrealized foreign exchange loss in the period was $15.0 million, compared to $33.7 million in 2016;

◦	An increase related to unrealized losses on derivatives for the current year of $15.3 million, with no comparatives in 2016.

◦	An increase related to decommissioning liability accretion of $5.0 million.

Income tax recovery for the twelve months ended December 31, 2017 was $113.9 million, compared to $324.9 million in 2016. Income tax recovery for the year includes $9.9 million in unrealized foreign exchange losses in tax, compared to $20.0 million in unrealized foreign exchange gains in 2016. The current year income tax recovery includes deferred income tax liability reversals of $83.0 million in Argentina related the non-cash impairment loss recognized on the re-measurement of Gualcamayo and related Argentinian exploration in association with their reclassification as a disposal group and assets held for sale, respectively, and the impact of a tax rate change in the fourth quarter of $216.8 million.

For the three months ended December 31, 2017

Net loss from continuing operations, attributable to Yamana Gold Inc. equityholders, for the three months ended December 31, 2017 was $191.0 million or $0.20 per share basic and diluted, compared to net loss from continuing operations, attributable to Yamana Gold Inc. equityholders, of $355.0 million or $0.37 per share basic and diluted for the three months ended December 31, 2016.

Revenue for the three months ended December 31, 2017 was $478.8 million, compared to $484.4 million in the same period in 2016, as a result of lower metal sales quantities offset by a higher gold and copper realized price. Gold, silver and copper sales were lower compared to the same period of 2016 by 7%, 33% and 3%, respectively. Gold and copper realized price was 6% and 22% higher, partially offset by a 4% decrease in silver realized price.

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Revenue for the quarter was comprised of the following:

For the three months ended December 31,	2017				2016
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	301,513	oz	$1,269	$382.6	$387.7
Silver	1,081,731	oz	$16.46	17.8	27.7
Copper (i)	33,186,234	lbs	$2.36	78.4	69.0
Revenue				$478.8	$484.4

For the three months ended December 31,	2017				2016
	Quantity sold		Average realized price	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	301,513	oz	$1,286	$387.8	$392.4

Silver	1,012,898	oz	$16.73	16.9	27.1
Silver subject to metal sales agreement (ii)	68,833	oz	$12.96	0.9	0.7
	1,081,731	oz	$16.49

Copper (i)	30,773,000	lbs	$3.10	95.4	81.0
Copper subject to metal sales agreement (ii)	2,413,234	lbs	$2.00	4.8	3.7
	33,186,234	lbs	$3.02
Gross revenue				$505.8	$504.9
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(10.9)	(11.0)
- Sales taxes				(5.5)	(4.9)
- Metal price adjustments related to concentrate revenue				(10.7)	(4.6)
- Other adjustments				0.1	—
Revenue				$478.8	$484.4

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Balances represent the metals sold under the metal sales agreements with Sandstorm Gold Inc. and Altius Minerals Corp.

Cost of sales excluding DDA for the three months ended December 31, 2017 was $264.7 million, compared to $284.1 million for the same period in 2016. Cost of sales excluding DDA for the quarter was lower than that of the same period in 2016 as a result of lower sales quantities, offset by stronger Brazilian Real, Chilean Peso and Canadian Dollar exchange rates relative to the US Dollar.

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The following table provides a reconciliation of the cost of sales per ounce of gold/ silver, pound of copper sold to the total cost of sales for the quarter:

For the three months ended December 31,	2017				2016
	Quantity sold		Cost of sales per gold/silver ounce, pound of copper sold	Total (In millions of US Dollars)	Total (In millions of US Dollars)
Chapada — Gold	36,789	oz	$326	$12.0	$13.8
Chapada — Silver	47,534	oz	$5.14	0.2	0.3
Chapada — Copper	33,186,233	lbs	$1.67	55.4	61.2
El Peñón — Gold	34,955	oz	$1,069	37.4	61.4
El Peñón — Silver	909,205	oz	$14.58	13.3	23.6
Canadian Malartic — Gold (50% interest)	88,812	oz	$995	88.4	77.1
Jacobina — Gold	33,695	oz	$1,027	34.6	33.8
Minera Florida — Gold	23,503	oz	$1,198	28.2	23.4
Minera Florida — Silver	56,159	oz	$13.28	0.7	1.3
Gualcamayo — Gold	43,303	oz	$1,149	49.8	45.4
Brio Gold - Gold	40,456	oz	$1,071	43.3	69.2
Corporate office & other				2.2	1.9
Total cost of sales				$365.5	$412.4
Cost of sales excluding DDA				$264.7	$284.1
DDA				100.9	128.3
Total cost of sales				$365.6	$412.4

The following table provides a reconciliation of the co-product cash cost (a non-GAAP financial measure, see Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A) to the total cost of sales excluding DDA for the quarter:

For the three months ended December 31,	2017				2016
	Quantity produced		Co-product cash costs per unit produced	Total (In millions of US Dollars)	Total (In millions of US Dollars)
Chapada — Gold	36,578	oz	$291	$10.6	$11.1
Chapada — Silver	71,520	oz	$3.25	$0.2	$0.2
Chapada — Copper	34,667,040	lbs	$1.51	$52.3	$53.5
El Peñón — Gold	39,401	oz	$707	$27.9	$39.8
El Peñón — Silver	1,052,423	oz	$9.19	$9.7	$15.1
Canadian Malartic — Gold (50% interest)	80,743	oz	$628	$50.7	$44.4
Jacobina — Gold	34,566	oz	$703	$24.3	$23.9
Minera Florida — Gold	23,540	oz	$765	$18.0	$18.7
Minera Florida — Silver	47,099	oz	$9.96	$0.5	$1.0
Gualcamayo — Gold	44,778	oz	$891	$39.9	$32.9
Brio Gold — Gold	40,350	oz	$806	$32.5	$42.0
Co-product cash cost of metal produced (i)				$266.6	$282.6
Add (deduct):
- Inventory movements and adjustments				5.4	5.9
- Treatment and refining charges of gold and copper concentrate				(10.9)	(11.0)
- Commercial and other costs				0.5	3.5
- Overseas freight for Chapada concentrate				3.1	3.1
Cost of sales excluding DDA				$264.7	$284.1
DDA				$100.9	$128.3
Total cost of sales				$365.6	$412.4

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

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Gross margin excluding DDA for the three months ended December 31, 2017 was $214.1 million, compared to $200.3 million in the same period of 2016, which resulted from a decrease in revenue of $5.6 million and a decrease in cost of sales excluding DDA of $19.4 million, for the aforementioned reasons.

DDA expense for the three months ended December 31, 2017 was $100.9 million, compared to $128.3 million for the same period of 2016. DDA expense was lower than the comparative period mainly due to lower sales quantities in the current period compared to prior period.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $94.9 million for the three months ended December 31, 2017, compared to $81.5 million for the same period in 2016:

•
General and administrative expenses were $34.0 million, compared to $29.9 million for the same period in 2016. Excluding Brio Gold and stockbased expenses, general and administrative expenses were $24.5 million, compared to $24.4 million for the same period in 2016.

•
Exploration and evaluation expenses were $7.0 million, compared to $3.0 million for the same period in 2016. Higher exploration expense for the period was due to an increase in greenfield exploration for certain exploration projects with no comparatives in the prior period.

•
Other expenses were $16.4 million, compared to an expense of $19.0 million for the same period of 2016. The change is attributable to lower provisions on tax credits and legal contingencies, offset by lower mark-to-market gains on deferred share units.

•	Net finance expense was $37.5 million, compared to $29.6 million for the same period in 2016. Higher net finance expense is mainly due to the offsetting impact of:

◦	An increase of $17.2 million related to an unrealized loss on derivatives in the current period of $10.7 million, compared to a $6.5 million unrealized gain in the prior period; and

◦	A decrease of $10.0 million in non-cash unrealized foreign exchange loss in the period.

Income tax recovery for the three months ended December 31, 2017 was $138.5 million, compared to a $269.2 million recovery for the same period in 2016. The current year income tax recovery includes deferred income tax liability reversals of $83.0 million in Argentina related the non-cash impairment loss recognized on the re-measurement of Gualcamayo and related Argentinian exploration in association with their reclassification as a disposal group and assets held for sale, respectively, and the impact of a tax rate change in the fourth quarter of $216.8 million.

5.2    Overview of Operating Results

For the year ended December 31, 2017

Annual production of gold, silver and copper for Yamana mines in 2017 exceeded plan. Production of gold and silver was lower than the year ended 2016, as anticipated, while copper production was higher.

Attributable production was lower than in 2016 as only production commensurate to the Company's interest in Brio Gold is included, which as for 2017 was a weighted average of 65.5%, compared to 100% for 2016.

Gold

Gold production for the year ended December 31, 2017 for Yamana mines was 977,316 ounces of gold, compared to 1,009,079 ounces in 2016. Gold production attributable to the Company was 1,096,327 ounces of gold, compared to 1,197,844 ounces of gold produced in 2016. Individual mine results in 2017, compared to 2016, included decreases of 27% at El Peñón, 13% at Minera Florida and 6% at Gualcamayo. These decreases were partly offset by increases of 12% at Chapada, 13% at Jacobina and 8% at Canadian Malartic.

Increased processing rates contributed to the production increases at Chapada, Canadian Malartic and Jacobina. Gold production at El Peñón exceeded its new plan as the result of the right-sizing and optimization effort, amid improvements in recovery rates. Lower year-over-year production, at Gualcamayo, was mainly due to lower feed grades and recovery rates, anticipated by the mining sequencing. At Minera Florida, lower processing rates contributed to the lower production relative to 2016, partly due to the decision to cease the processing of tailings, as announced earlier in 2017.  In 2017, the Company began transformational plans at Minera Florida with a focus on improving dilution control, directing development and exploration efforts toward establishing a growth platform and optimizing the cost structure of the operation.

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The following summarizes the total ounces of gold production by mine for each period in 2017, relative to 2016:

Total Gold Production by Mine

-
50,000
100,000
150,000
200,000
250,000
300,000
350,000
Chapada
El Peñón
Canadian Malartic
Jacobina
Minera Florida
Gualca-mayo
Brio Gold (i)
2017
2016
Q1
Q2
Q3
Q4

(i)
Represents attributable production determined on a weighted-average basis with respect to ownership of Brio Gold common shares during the period, which for 2017 was a weighted average of 65.5% (2016 - 100%).

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The following chart summarizes total cost of sales and the respective components of co-product AISC and cash costs per ounce of gold produced, by mine for 2017, compared to 2016:

Total Cost of Sales, AISC and Co-Product Cash Costs

For Yamana mines co-product cash costs and all-in sustaining costs ("AISC") were within or below the guided ranges for the all metals in 2017. Strong production and cost management initiatives were partly offset by the appreciation of local currencies. Co-product AISC for all metals were better than expected due mostly to lower sustaining capital expenditures during the year. As previously disclosed, cost of sales per ounce sold were higher than those guided at the beginning of the year, as depreciation, depletion and amortization at certain mines were above plan. By-product costs for gold for the year benefited from the performance of the Chapada mine, which exceeded expectations resulting in higher sales of by-product copper at higher copper prices relative to 2016.

Silver

Silver production for 2017 was 5,004,761 ounces, compared to 6,709,250 ounces in the same period of 2016 and exceeded plan for silver. Mine sequencing at certain locations continues to extract ore from areas with lower silver grades.

Most silver cost metrics on a per ounce basis were lower than plan, despite the appreciation of the Chilean Peso and lower ounces produced. Higher costs in 2017 compared to 2016 were due to lower production. Silver cost metrics on a per ounce basis were lower the previously guided ranges for El Peñón.

Copper

Total copper production from Chapada for 2017 was 127.3 million pounds, compared to 115.5 million pounds for the same period of 2016, representing an increase of 10% and higher than plan.

All copper cost metrics on a per pound basis were lower than 2016, mainly due to higher production. Additionally, co-product AISC decreased, in part due to lower sustaining capital expenditures and mine development during the year.

For the three months ended December 31, 2017

The Company delivered another strong quarter contributing to a higher second half of the year as anticipated and consistent with previous years.

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Gold

Gold production from Yamana's mines was 259,606 ounces, compared to 268,788 ounces for the same period of 2016 and 257,455 ounces for the third quarter of 2017. Gold production attributable to the Company was 282,041 ounces, compared to 319,265 ounces produced in the fourth quarter of 2016, mainly due to reduced attributable production from Brio Gold. Individual mine quarterly results over the fourth quarter of 2016 included increases of 15% at Canadian Malartic and 7% at Jacobina, and decreases of 29% at El Peñón, 9% at Chapada, and 8% at Minera Florida. At Gualcamayo, production was comparable to the same period of 2016 and significantly higher than the previous quarter at 31% more ounces of gold.

Higher production at Canadian Malartic and Jacobina contributed to lower co-product cash costs and AISC compared to the fourth quarter of 2016 and despite the foreign exchange effect of the appreciation of the Canadian Dollar and Brazilian Real, respectively. At Minera Florida, El Peñón, Gualcamayo and Chapada all per unit costs for gold were impacted by the lower production compared to 2016, as fixed costs and DDA were allocated over a smaller number of ounces. AISC were below guidance and lower than 2016 due to lower sustaining capital expenditures while the corresponding by-product metric also benefited from higher copper sales.

Silver

Fourth quarter silver production was 1,171,042 ounces, compared to the 1,627,051 ounces in the same quarter of 2016.

All silver cost metrics on a per ounce basis were lower than the comparative period of 2016. Costs during the quarter were at the lowest level for the year following several cost containment initiatives. These initiatives were offset by the appreciation of the Chilean Peso against the US Dollar compared to the third quarter and by the cost allocation methodology that considers quantities and prevalent market prices for gold and silver.

Copper

Total copper production from Chapada was 34.7 million pounds, exceeding plan for the fourth quarter of 2017. This compares to 36.9 million pounds for the same period of 2016, representing a decrease of 6%.

All copper cost metrics on a per pound basis were lower than plan. Lower production and the appreciation of the Brazilian Real against the US Dollar impacted co-product cash costs compared to the fourth quarter of 2016. Additionally, co-product AISC decreased, in part due to lower sustaining capital expenditures and mine development during the quarter.

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6.    OPERATING MINES

CHAPADA, BRAZIL

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2017	2016	%	2017	2016	%
Production
Concentrate (tonnes)	66,104	68,375	(3)%	242,126	216,332	12%
Gold contained in concentrate (ounces)	36,578	40,358	(9)%	119,852	107,301	12%
Silver contained in concentrate (ounces)	71,520	78,020	(8)%	252,748	259,444	(3)%
Copper contained in concentrate (millions of pounds)	34.7	36.9	(6)%	127.3	115.5	10%
Total cost of sales per gold ounce sold (ii)	$326	$335	(3)%	$384	$489	(21)%
Total cost of sales per silver ounce sold (ii)	$5.14	$4.79	7%	$7.11	$7.05	1%
Total cost of sales per pound of copper sold (ii)	$1.67	$1.79	(7)%	$1.73	$1.92	(10)%
Co-product cash costs per gold ounce produced (i)	$291	$275	6%	$334	$359	(7)%
Co-product cash costs per silver ounce produced (i)	$3.25	$3.17	3%	$3.38	$3.20	6%
Co-product cash costs per pound of copper produced (i)	$1.51	$1.44	5%	$1.54	$1.58	(3)%
All-in sustaining co-product costs per gold ounce produced (i)	$327	$354	(8)%	$385	$478	(19)%
All-in sustaining co-product costs per silver ounce produced (i)	$3.63	$3.99	(9)%	$3.88	$4.20	(8)%
All-in sustaining co-product costs per pound of copper produced (i)	$1.67	$1.80	(7)%	$1.74	$2.03	(14)%
Ore mined (tonnes)	9,320,161	6,161,717	51%	34,163,445	17,223,764	98%
Waste mined (tonnes)	7,306,962	12,132,644	(40)%	32,832,383	27,751,926	18%
Ore processed (tonnes)	6,080,611	5,740,743	6%	23,000,557	19,779,013	16%
Gold feed grade (g/t)	0.30	0.36	(17)%	0.28	0.30	(7)%
Copper feed grade (%)	0.31	0.36	(14)%	0.31	0.34	(9)%
Concentrate grade - gold (g/t)	17.21	18.43	(7)%	15.40	15.45	—%
Concentrate grade - copper (%)	23.79	24.55	(3)%	23.85	24.26	(2)%
Gold recovery rate (%)	61.8	60.4	2%	57.0	56.9	—%
Copper recovery rate (%)	83.5	81.0	3%	79.8	77.2	3%

Sales (ii)
Concentrate (tonnes)	64,873	68,477	(5)%	242,536	217,180	12%
Payable ounces contained in concentrate
Payable gold contained in concentrate (ounces)	36,789	41,048	(10)%	117,305	92,807	26%
Payable silver contained in concentrate (ounces)	47,534	58,688	(19)%	129,452	131,339	(1)%
Payable copper contained in concentrate (millions of pounds)	33.2	34.2	(3)%	120.1	104.9	14%
Treatment and refining charges of gold and copper concentrate (millions of $)	$(10.9)	$(11.0)	(1)%	$(38.2)	$(32.9)	16%
Metal price adjustments related to concentrate revenue (millions of $)	$(10.7)	$(4.6)	133%	$(10.1)	$3.0	(437)%

Depletion, depreciation and amortization
Per gold ounces sold	$62	$63	(2)%	$64	$97	(34)%
Per silver ounces sold	$0.98	$1.70	(42)%	$1.18	$1.40	(16)%
Per copper pound sold at Chapada	$0.28	$0.31	(10)%	$0.25	$0.35	(29)%

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada exceeded expectations for both gold and copper in 2017, and with increases in production of gold and copper of 12% and 10%, respectively, over the prior year.

Production for the fourth quarter exceeded expectations, driven by an increase in ore processed compared to the previous quarter and the same period of last year. The increase in ore processed during the fourth quarter reached a record average processing rate of 66,000 tonnes per day leading to an annual record for tonnes processed.  Additionally, mining rates were elevated in 2017 compared to 2016 as placement in the mine

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plan necessitated the stockpiling of low-grade ore to access higher gold grades in Corpo Sul. Given the established and growing mine-site and near-mine exploration potential at Chapada, including the comprehensive Suruca opportunity and the low-grade ore stockpile, an evaluation of the opportunities to increase plant throughput are being considered. The Company is assessing a broader Suruca complex to maximize value, and expects to provide an update on the preliminary plans for the Suruca oxides and the underlying sulphides in the second quarter of 2018. In parallel to these assessments, the opportunity for plant throughput increase at Chapada is being considered, as is the Sucupira deposit.  While prioritizing among the several opportunities at Chapada, mine management is assessing the impact of bringing forward production from the Sucupira deposit into the mine plan.

As planned, the cleaner circuit expansion was commissioned in the fourth quarter of 2017. In addition to providing the flexibility to more efficiently process different ore types, the expansion has demonstrated improvements to both gold and copper recovery rates at the observed higher processing rates. Importantly, the higher mill recoveries have also materialized while processing lower grade ores. Other optimization initiatives continue to be considered in order to further improve recoveries.

All per unit costs for gold and copper benefited from higher metal production compared to 2016 and were below guidance.  Cost control initiatives implemented offset the appreciation of the Brazilian Real against the US Dollar for the year and compared to the previous quarter. Additionally, co-product AISC decreased, in part due to lower sustaining capital expenditures during the quarter and the year.

The focus of the 2017 exploration program at Chapada was:

•	to complete delineation drill programs at Sucupira and Corpo Sul concentrating on development of high-grade gold and copper lenses;

•	delineation drilling at the Suruca and Hidrotermalito targets to develop and expand near surface gold oxide deposits; and

•	to conduct exploration drilling at Formiga, Suruca SW, SW Mina and other district targets which have a high potential to grow the mineral resource base.

The focus of the fourth quarter near mine exploration program was to explore and define zones of higher grade gold and copper at Corpo Sul, SW Mina and at Cava Norte. The focus of the district exploration during the fourth quarter was to develop drill targets using soil sampling and existing geophysical surveys at the Lambari, Dourado, Viúva, Jataí, Bambuzal, Tamanduá, Solidão, SW Mina, Bandeira and other prospects. Drill testing of the Corrego Fundo, Suruca SW, Cava Norte and Formiga targets throughout 2017 generated positive results and added new measured and indicated mineral resources along with providing new mineral reserves to replace 2017 production.

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EL PEÑÓN, CHILE

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2017	2016	%	2017	2016	%
Production
Gold production (ounces)	39,401	55,764	(29)%	160,509	220,209	(27)%
Silver production (ounces)	1,052,423	1,454,293	(28)%	4,282,339	6,020,758	(29)%
Total cost of sales per gold ounce sold	$1,069	$1,075	(1)%	$1,089	$1,019	7%
Total cost of sales per silver ounce sold	$14.58	$16.08	(9)%	$14.57	$13.84	5%
Co-product cash costs per gold ounce produced (i)	$707	$714	(1)%	$751	$678	11%
Co-product cash costs per silver ounce produced (i)	$9.19	$10.40	(12)%	$10.30	$9.14	13%
All-in sustaining co-product costs per gold ounce produced (i)	$864	$952	(9)%	$928	$893	4%
All-in sustaining co-product costs per silver ounce produced (i)	$11.23	$13.84	(19)%	$12.77	$12.04	6%
Ore mined (tonnes)	280,007	332,394	(16)%	1,018,007	1,302,998	(22)%
Ore processed (tonnes)	255,727	358,833	(29)%	1,041,200	1,421,241	(27)%
Gold feed grade (g/t)	5.11	5.12	—%	5.05	5.11	(1)%
Silver feed grade (g/t)	151.71	149.66	1%	148.34	153.99	(4)%
Gold recovery rate (%)	94.3	94.3	—%	95.1	94.3	1%
Silver recovery rate (%)	85.4	84.5	1%	86.4	85.7	1%

Sales
Gold sales (ounces)	34,955	57,144	(39)%	159,149	221,908	(28)%
Silver sales (ounces)	909,205	1,466,650	(38)%	4,264,501	6,043,380	(29)%

Depletion, depreciation and amortization
Per gold ounce sold	$354	$355	—%	$325	$347	(6)%
Per silver ounce sold	$4.84	$5.39	(10)%	$4.34	$4.75	(9)%

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

El Peñón exceeded production expectations for both gold and silver in 2017 at unit costs in line with expectations, despite the negative impact from the appreciation of the Chilean Peso against the US Dollar.

Gold and silver production was above plan for the year due to higher grades with the planned mining stopes and as the mine successfully completed delineation and discovery of new veins which were mined during the year. Additionally, production during the fourth quarter and the full year continued to reflect the successful right-sizing of the operation and optimization efforts.  El Peñón continued to build a stockpile during the fourth quarter, ensuring mine flexibility. Development activities have now returned to normal levels as development in the second half of 2017 was increased to be aligned with the higher production rates and to support production into 2018. The success of the new mining approach during 2017, along with the development efforts during the year, position El Peñón to deliver on expectations for 2018.

Costs during the quarter were at the lowest level for the year and lower than the fourth quarter of 2016, following several cost containment initiatives, which included the internalization of development operations. The successful execution of the plan to right-size the operation mitigated the impact of an increase in per unit costs that would have resulted from lower production in comparison to 2016.

Exploration efforts at El Peñón during the fourth quarter included completion of the infill drill program and resumption of the near-mine drilling focused on mineral resource expansion utilizing a portion of the remaining surface exploration program funding. As part of the right sizing and optimization plan, a thorough review of the resource modelling and including estimation techniques and mine design parameters was completed. The revision better reflects the geological behaviour of the narrow veins as well as the enhanced ability to efficiently mine narrower veins. The result of this detailed review will be covered by a new technical report that is being prepared for release in 2018. The net additions in mineral resources are sourced from numerous secondary vein structures in the east mine area including El Valle Este, Dorada Sur, Bonanza, Aleste, La Paloma and Discovery Wash in the core mine area. Most of the additions are contiguous to existing mine infrastructure.

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CANADIAN MALARTIC (50% interest), CANADA

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2017	2016	%	2017	2016	%
Production
Gold production (ounces)	80,743	69,971	15%	316,731	292,514	8%
Total cost of sales per gold ounce sold	$995	$1,056	(6)%	$1,000	$1,025	(2)%
Co-product cash costs per gold ounce produced (i)	$628	$634	(1)%	$576	$606	(5)%
All-in sustaining co-product costs per gold ounce produced (i)	$835	$849	(2)%	$742	$795	(7)%
Ore mined (tonnes)	2,997,727	2,878,234	4%	11,771,047	10,419,482	13%
Waste mined (tonnes)	5,066,884	5,297,978	(4)%	21,075,681	21,098,850	—%
Ore processed (tonnes)	2,614,712	2,432,542	7%	10,178,803	9,820,696	4%
Gold feed grade (g/t)	1.09	1.01	8%	1.09	1.04	5%
Gold recovery rate (%)	87.8	88.9	(1)%	88.6	89.3	(1)%

Sales
Gold Sales (ounces)	88,812	73,007	22%	315,517	292,972	8%

Depletion, depreciation and amortization
Per gold ounce sold	$364	$425	(14)%	$410	$414	(1)%

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

Canadian Malartic delivered record annual production and exceeded its production expectations in 2017 at 8% higher production and lower costs compared to 2016.

Production was higher for the full year of 2017 when compared to the prior-year period as a result of record annual mill throughput and higher grades. Fourth quarter production was higher than the comparative period of 2016 also benefiting from record quarterly mill throughput and higher grades.

All per unit costs benefited from higher metal production compared to 2016. The impact of higher year-over-year production was partly offset by the appreciation of the Canadian Dollar against the US Dollar.

The Canadian Malartic Extension Project is continuing according to plan and on budget. Expansionary expenditures for the mine extension in 2017 were $17.0 million (on a 50% basis). Another, approximately $36.5 million (on a 50% basis) is expected to be spent in 2018.

During the fourth quarter, drilling continued to focus on the East Malartic, Odyssey Internal and Odyssey South zones, with the goal of providing sufficient drill spacing to declare inferred and indicated mineral resources. Much of the mineral resource accretion comes from the East Malartic and Odyssey Internal zones. Further drilling during 2018 is planned to provide sufficient drill spacing and geologic knowledge to establish indicated mineral resources and possibly mineral reserves at East Malartic and Odyssey South by the end of 2018. Scout drilling will be conducted elsewhere on the property in 2018 to test for mineralization along the Piche-Cadillac contact, following up on the promising drill results identified in 2017.

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JACOBINA, BRAZIL

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2017	2016	%	2017	2016	%
Production
Gold production (ounces)	34,566	32,180	7%	135,806	120,478	13%
Total cost of sales per gold ounce sold	$1,027	$1,123	(9)%	$1,057	$1,072	(1)%
Co-product cash costs per gold ounce produced (i)	$703	$742	(5)%	$701	$692	1%
All-in sustaining co-product costs per gold ounce produced (i)	$906	$984	(8)%	$867	$988	(12)%
Ore mined (tonnes)	531,034	479,045	11%	2,007,572	1,803,064	11%
Ore processed (tonnes)	509,672	474,000	8%	1,978,409	1,802,914	10%
Gold feed grade (g/t)	2.09	2.21	(5)%	2.20	2.17	1%
Gold recovery rate (%)	97.2	95.5	2%	96.3	95.7	1%

Sales
Gold sales (ounces)	33,695	30,058	12%	135,620	118,142	15%
Depletion, depreciation and amortization
Per gold ounce sold	$257	$399	(36)%	$330	$338	(2)%

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

Jacobina exceeded its production expectations in 2017 at 13% higher production compared to 2016.

Production exceeded 32,000 ounces of gold for the fifth consecutive quarter, continuing to demonstrate the sustainability of the improved results.  The processing rate and feed grade were consistent with the mine plan while higher mill recovery rates were maintained even with higher processing rates which increased by 8% and 10% on a quarterly and annual basis, respectively. Development efforts continue to be well advanced with approximately 8 to 10 months of inventory developed underground and a surface stockpile of approximately 50,000 tonnes.

The improved operating efficiency, higher production, and cost containment initiatives are positively impacting costs, although the appreciation of the Brazilian Real against the US Dollar in 2017 offset some of the improvement compared to 2016.

The focus of the exploration activities at Jacobina during 2017 was to explore for extensions of the known deposits and to conduct mineral resource upgrade and delineation programs at Canavieiras Norte, Central and Sul, Morro do Vento, Morro do Vento Leste, João Belo and João Belo Leste. The main goals of the program are to upgrade mineral resources that can support an increased production profile and life of mine plan, discover high-grade reefs, to better define local areas for production purposes and to replace production on a yearly basis.

Resource infill drilling concentrated on converting inferred mineral resources to indicated mineral resources at Canavieiras Norte, Central and Sul, João Belo. Exploration drilling focused on extending known mineral reefs at Canavieiras Central, Serra do Corrego and João Belo Leste. Both programs have returned positive results during the quarter and throughout 2017 ensuring the replacement of 2017 production and growing the resources in the indicated category. The Company continues its focus on quality ounces rather than quantity as evidenced by its application of minimum width to remove low quality mineral resource.

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MINERA FLORIDA, CHILE

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2017	2016	%	2017	2016	%
Production
Gold production (ounces)	23,540	25,675	(8)%	90,366	104,312	(13)%
Silver production (ounces)	47,099	94,738	(50)%	469,674	429,048	9%
Total cost of sales per gold ounce sold	$1,198	$924	30%	$1,248	$1,046	19%
Total cost of sales per silver ounce sold	$13.28	$13.37	(1)%	$13.72	$13.81	(1)%
Co-product cash costs per gold ounce produced (i)	$765	$730	5%	$812	$735	10%
Co-product cash costs per silver ounce produced (i)	$9.96	$10.63	(6)%	$10.95	$9.90	11%
All-in sustaining co-product costs per gold ounce produced (i)	$1,011	$1,002	1%	$1,090	$955	14%
All-in sustaining co-product costs per silver ounce produced (i)	$13.18	$14.55	(9)%	$14.88	$12.73	17%
Ore mined (tonnes)	220,168	190,236	16%	801,250	862,132	(7)%
Ore processed (tonnes)	228,850	387,671	(41)%	1,033,295	1,662,161	(38)%
Gold feed grade (g/t)	3.49	2.46	42%	3.05	2.34	30%
Silver feed grade (g/t)	13.39	14.53	(8)%	23.61	14.45	63%
Gold recovery rate (%)	89.9	83.7	7%	88.6	82.4	8%
Silver recovery rate (%)	44.6	52.3	(15)%	59.5	54.0	10%

Sales
Gold sales (ounces)	23,503	25,325	(7)%	90,876	102,204	(11)%
Silver sales (ounces)	56,159	93,870	(40)%	480,856	429,494	12%

Depletion, depreciation and amortization
Per gold ounce sold	$412	$193	113%	$422	$312	35%
Per silver ounce sold	$4.60	$3.20	44%	$4.58	$4.14	11%

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

Minera Florida gold production met revised expectations for the year as previously disclosed.

During the quarter, gold production increased compared to the previous quarter, driven by an increase in grade and recoveries.  Production for the year and the quarter was lower than the comparative period of 2016, despite significantly higher feed grades and recoveries, as the mill was impacted by lower processing rates largely due to the termination of the retreatment of tailings earlier in 2017.  These results are aligned with the transformational strategy for Minera Florida that is focused on improving productivity, dilution, grades, recoveries and operating costs. The Company will spread expansionary mine development capital and exploration expenditures across a number of years to establish a growth platform for the future with the strategic target of 120,000 ounces of gold per year by 2021.  The Company continues to target a longer term strategic production objective of 130,000 ounces of gold per year at Minera Florida.

All per unit costs for gold were the lowest for the year during the fourth quarter, following several cost reduction initiatives implemented late in 2017. Compared to 2016, all per unit costs for gold were impacted by the lower production as fixed costs and DDA were allocated over a smaller number of ounces and reflected the impact of the appreciation of the Chilean Peso.

The district exploration program focused on mapping and sampling during the fourth quarter. Results generated during the fourth quarter coupled with results previously reported support reserve replacement exceeding expectations. New additional measured and indicated mineral resources defined in 2017 have a high probability of generating new mineral reserves during 2018. Many areas within the newly acquired ground and existing mine complex are contributing to the mineral reserve replacement, including Las Pataguas, Peumo, Rubi, HTML1, and the PVS complex. Improvements in mine design parameters, including using split blasting extraction techniques leading to lower mining costs and less dilution, had a positive impact on mineral reserves in the core mine areas.

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GUALCAMAYO, ARGENTINA

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2017	2016	%	2017	2016	%
Production
Gold production (ounces)	44,778	44,840	—%	154,052	164,265	(6)%
Total cost of sales per gold ounce sold	$1,149	$953	21%	$1,293	$1,038	25%
Co-product cash costs per gold ounce produced (i)	$891	$734	21%	$942	$796	18%
All-in sustaining co-product costs per gold ounce produced (i)	$972	$805	21%	$990	$847	17%
Ore mined (tonnes)	2,077,903	1,809,432	15%	6,692,600	8,387,882	(20)%
Waste mined (tonnes)	2,212,530	3,052,304	(28)%	11,909,041	10,650,620	12%
Ore processed (tonnes)	1,992,333	1,628,742	22%	7,433,725	7,570,007	(2)%
Gold feed grade (g/t)	1.22	1.26	(3)%	1.04	1.07	(3)%
Gold recovery rate (%)	59.7	51.8	15%	57.0	59.6	(4)%

Sales
Gold sales (ounces)	43,303	47,615	(9)%	152,679	169,347	(10)%

Depletion, depreciation and amortization
Per gold ounce sold	$291	$216	35%	$351	$234	50%

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

Gualcamayo met its production target in 2017 at costs below expectations.

Fourth quarter production resulted in 31% more ounces of gold compared to the third quarter and was the highest for the year as access to higher grade ore and increased recoveries were re-established at the end of the previous quarter.

The Company has initiated efforts to right-size production at Gualcamayo to deliver a more sustainable production base, better cost structure and to generate a more significant contribution to free cash flows, as previously discussed in Section 2: Highlights and Relevant Updates of this MD&A. This optimization plan is similar to the successful strategy that was executed at El Peñón during 2017 and that is currently underway at Minera Florida, leading initially to less ounces of production, although at a higher quality. The aforementioned efforts to right-size production at Gualcamayo are reflected in the 2018 guidance, notably with a decline in the production run-rate to 110,000 ounces from 154,052 ounces produced in 2017.

As the Company has decided to focus its efforts on assets that are better aligned with its strategic objectives, Gualcamayo has been classified as an asset held for sale.

The near mine exploration drill program continued during the quarter with modest results to date. The district exploration program continued to map and collect rock chip samples at Sierra Alaya, Target D and Quebrada Perdida areas. The shift in focus to district exploration will be carried forward into 2018 with drilling to continue in areas that can readily contribute to production.

Modeling of near mine drill program results during the second half of 2017, integrating geology and drill program assay results reveals that the orientation of the Cerro Condor mineralization dips back away from the pit wall. Additional work is expected to be completed during 2018. Portions of the Potenciales and Las Vacas deposits contributed to the mineral reserve and mineral resource inventory.

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BRIO GOLD, BRAZIL

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2017	2016	%	2017	2016	%
Production
Total gold production from Brio Gold mines (ounces)	40,350	50,477	(20)%	178,025	189,662	(6)%
Attributable to Yamana (ounces) (i)	22,435	49,580	(55)%	119,011	188,765	(37)%
Attributable to non-controlling interest (ounces)	17,915	897	n/a	59,014	897	n/a

Brio mines total cost of sales per gold ounce sold	$1,071	$1,384	(23)%	$1,117	$1,098	2%
Brio mines co-product cash costs per gold ounce produced (ii)	$806	$832	(3)%	$846	$746	13%
Brio mines all-in sustaining co-product costs per gold ounce produced (ii)(iii)	$1,024	$1,073	(5)%	$1,035	$947	9%

Sales
Gold sales (ounces)	$40,456	50,000	(19)%	$176,056	$190,887	(8)%

(i)
Attributable production is determined on a weighted-average basis with respect to ownership of Brio Gold common shares during the period, which for 2017 was a weighted average of 65.5% (2016 - 100%). Attributable production for the quarter ended December 31, 2017 was a weighted average of 55.1% (2016 - 100%)

(ii)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

(iii)	Excludes Brio Gold head-office G&A.

The Company owned 63.0 million common shares of Brio Gold as at year-end, representing in the aggregate approximately 53.6% of the issued and outstanding Brio Gold common shares or approximately 52.8% on a fully diluted basis (refer to Note 6: Acquisition and Disposition of Mineral Interests and Corporate Transactions, to the Consolidated Financial Statements). Brio Gold operates independently. The Company believes that Brio Gold continues to offer substantial investment value. In January 2018, Leagold Mining Corporation provided an indication to make an offer to acquire all of the issued and outstanding shares of Brio Gold on or before February 28, 2018 (the "Offer"). The Company entered into a support agreement endorsing a transaction with Leagold. The Offer provides the Company the opportunity to derive value from Brio and the underlying Brio assets as the combined entity has considerable present value and upside potential.

Brio Gold production in the fourth quarter of 2017 was lower than the comparative period of 2016, primarily as a result of lower grades and mining rates as Brio Gold restructured operations at the Pilar mine in the quarter. Total cash costs and mine-site AISC improved when compared to the comparative quarter of 2016, mostly as a result of lower costs at RDM.

Brio Gold continued to advance Santa Luz in the fourth quarter of 2017. The relining of the tailings pond and detailed engineering is expected to be completed in the first quarter of 2018, while full detailed engineering is expected to be 100% complete by the end of February. Brio Gold is also planning on taking delivery of the ball mill in the first quarter of 2018 and the process tanks and agitators are on schedule to be delivered in the second quarter of 2018.

7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following highlights key updates during the fourth quarter of 2017, in respect to certain of the Company's development projects.

Cerro Moro, Argentina

Cerro Moro is a high-grade gold and silver deposit currently in construction and development with production expected to commence in early 2018.  The Cerro Moro ore body contains a number of high-grade epithermal gold and silver deposits, some of which will be mined via open-pit and some via underground mining.  The feasibility study is based on an initial 6.5-year mine life at a processing rate of 1,000 tonnes per day.  The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation and a Merrill Crowe circuit included.  On the exploration front, the Company believes that the project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property, which will serve to materially improve the returns from this high-grade project.

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Cerro Morro is on time and on budget. Commissioning activities are expected to be completed by the end of the first quarter of 2018, with the ramp-up of operations to commence in the second quarter of 2018. Total production in 2018 (including pre-commercial ounces) is expected to be 85,000 ounces of gold and 3.75 million ounces of silver. Please refer to Section 2: Highlights and Relevant Updates of this MD&A, for additional details.

The Cerro Moro exploration budget for 2017 included funding to discover new mineral deposits proximal to the Escondida mineral system and to conduct local infill and resource extension drill programs at Escondida Central, Far West and Zoe. The Company began the year conducting detailed mapping and sampling programs, identifying the presence of sulfide-rich black silica as key to the high-grade deposits while at the same time, executing the infill drill program. Late in the second quarter, drilling of the black silica targets between the Escondida and Esperanza structures led to the discovery of the Veronica structure.

The combined drill programs completed 6,372 metres distributed in 33 holes during the quarter and 32,109 metres distributed in 184 holes during 2017. The Zoe infill program was completed in early October and one reverse circulation rig continued to test the Veronica, Henriette Fault and Gabriela-Moro gap targets through mid-December. Drilling results received during the quarter and year identified new exploration targets and extensions of existing targets that will be further delineated as part of the 2018 exploration program.

Suruca, Brazil

As aforementioned in the Section 2: Highlights and Relevant Updates of this MD&A, the Company is assessing a broader Suruca complex to maximize value, and expects to provide an update on the preliminary plans for the Suruca oxides and the underlying sulphides in the second quarter of 2018.

Canadian Malartic, Canada

The Canadian Malartic Extension Project is continuing according to plan and on budget. Expansionary expenditures for the mine extension in 2017 were $17.0 million (on a 50% basis). Another, approximately $36.5 million (on a 50% basis) is expected to be spent in 2018. Since the beginning of the fourth quarter of 2017, the following activities were completed:

•	An acoustic screen (noise barrier) for the road deviation was put in place.

•	A temporary bridge was being constructed (became operational in January 2018).

•	Overload (new road bed foundation) preparation.

Tree cutting has been completed over the Barnat deposit and overburden stripping is ongoing. Production activities at Barnat are scheduled to begin in late 2019.

OTHER OPTIMIZATION AND MONETIZATION INITIATIVES

During the year, the Company initiated a number of project re-evaluations with a goal of surfacing value from non-strategic or non-producing assets including Kirkland Lake, Agua Rica, Suyai, La Pepa and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources.  Notable progress relating to some of these initiatives in the fourth quarter include, but are not limited to the following:

Kirkland Lake, Canada

The Company announced in December of 2017 its agreement to sell certain jointly owned exploration properties of CMC, including the Kirkland Lake and Hammond Reef properties, to Agnico Eagle Mines Limited in consideration of cash proceeds to Yamana of $162.5 million, consistent with the Company’s stated objective to improve its financial position. Please refer to Section 2: Highlights and Relevant Updates of this MD&A, for additional details.

Agua Rica, Argentina

The Company continues to advance its alternatives for the development of the Agua Rica project. Refer to Section 2: Highlights and Relevant Updates of this MD&A for a description of these alternatives. Based on its own evaluation, and feedback from the strategic alternatives process, the Company believes that the underground scenario represents a viable alternative that should be advanced as soon as possible towards a pre-feasibility level, while concurrently pursuing various strategic alternatives.  As such, the Company has determined that it will undertake the work required to conduct a preliminary economic assessment during 2018, with a pre-feasibility study to follow in 2019.

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Suyai, Argentina

The Company continues to consider the alternatives of a development plan and other strategic options for its Suyai project. The Suyai project is one of the highest gold grade development-ready projects in the Americas. While a financial adviser has not been retained at this time, the Company continues to evaluate strategic alternatives in addition to planning a path to advance the development of the project.

Agua De La Falda, Chile (56.7%)

The Company continues to pursue strategic and monetization initiatives for the 56.7% held Agua De La Falda joint venture with Codelco, located in northern Chile.  The historical Jeronimo Feasibility Study focused on maximizing production from the sulfide deposits. The Company completed the study of a low capital start-up project based on the remaining oxide inventory with positive results, and is evaluating exploration plans on the highly prospective claims surrounding the mine.  Agua De La Falda has installed processing capacity and infrastructure.

EXPLORATION

The Company continues to consider exploration to be a key to unlocking and creating value for shareholders. The 2017 exploration program focused on finding higher quality ounces, being those ounces with the greatest potential to most quickly generate cash flow, and on infill drilling to do the work necessary to upgrade the existing inferred mineral resources.

The following is a summary of the exploration and evaluation expenditures for the current and comparative periods.

	For the three months ended December 31,		For the years ended December 31,
(In millions of US Dollars)	2017	2016	2017	2016
Exploration and evaluation capitalized (i)	$17.9	$20.3	$82.5	$80.4
Exploration and evaluation expensed (ii)	7.0	3.0	21.2	14.9
Total exploration and evaluation expenditures	$24.9	$23.3	$103.7	$95.3

(i)
Capitalized exploration and evaluation costs are reflected in the Consolidated Balance Sheet's property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations.

For exploration updates relating to operating mines during the year, refer to Section 6: Operating Mines of this MD&A and for all other exploration updates, refer to Section 8: Mineral Reserve and Mineral Resource Estimates of this MD&A.

8.    MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources reports. The Company's mineral reserve and mineral resource reports are reviewed by William Wulftange, exploration consultant, who is a qualified person.

Assumptions for metal prices used in the estimates of mineral reserves and mineral resources for the Company's operating mines and development projects are below. For details, refer to the mineral reserve and mineral resource tables contained in the Company's 2017 annual report.

	Gold	Silver	Copper
Chapada	$1,250	n/a	$3.00
El Peñón	$1,250	$18.00	n/a
Canadian Malartic (50%)	$1,200	n/a	n/a
Gualcamayo	$1,250	n/a	n/a
Minera Florida	$1,250	$18.00	n/a
Jacobina	$1,250	n/a	n/a
Cerro Moro	$950	$18.00	n/a

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The Company's mineral reserves and mineral resources as at December 31, 2017 are summarized in the following tables. Complete information relating to mineral reserves and mineral resources indicating a complete listing of metal-price assumptions, tonnage, grade and recoveries is contained in a complete mineral resource and mineral reserve table accompanying the 2017 annual report available on the Company's website, www.yamana.com.

Mineral Reserves & Mineral Resources Estimates (ii)	Contained Gold		Contained Silver		Contained Copper
	(in 000's ounces)		(in 000's ounces)		(in million pounds)
Proven & probable mineral reserves	2017	2016	2017	2016	2017	2016
Chapada	4,287	4,081	—	—	3,471	3,248
El Peñón	764	1,053	23,578	36,109	—	—
Canadian Malartic (50%)	3,189	3,548	—	—	—	—
Jacobina	1,892	1,885	—	—	—	—
Minera Florida	492	468	3,553	3,458	—	—
Gualcamayo	491	754	—	—	—	—
Cerro Moro	715	715	40,723	40,723	—	—
Jeronimo (57%)	1,082	1,082	—	—	—	—
Total proven & probable mineral reserves	12,912	13,586	67,854	80,290	3,471	3,248
Measured & indicated mineral resources
Chapada	2,804	1,889	—	3,775	1,313	660
El Peñón	318	628	9,962	21,484	—	—
Canadian Malartic (50%)	653	644	—	—	—	—
Jacobina	3,258	2,637	—	—	—	—
Minera Florida	832	909	4,916	5,510	—	—
Gualcamayo	2,277	2,815	—	—	—	—
Cerro Moro	238	238	20,313	20,313	—	—
Jeronimo (57%)	139	139	—	—	—	—
La Pepa	2,760	2,760	—	—	—	—
Suyai	2,286	2,286	3,523	3,523	—	—
Monument Bay	1,787	1,787	—	—	—	—
Total measured & indicated mineral resources	17,352	16,732	38,714	54,605	1,313	660
Inferred mineral resources
Chapada	609	870	—	982	252	514
El Peñón	960	1,413	33,506	54,025	—	—
Canadian Malartic (50%)	2,306	929	—	—	—	—
Jacobina	115	1,549	—	—	—	—
Minera Florida	1,231	1,012	6,661	5,704	—	—
Gualcamayo	1,430	1,656	—	—	—	—
Cerro Moro	279	279	14,415	14,415	—	—
Jeronimo (57%)	161	161	—	—	—	—
La Pepa	620	620	—	—	—	—
Lavra Velha	543	543	—	—	—	—
Arco Sul	646	646	—	—	—	—
Suyai	274	274	575	575	—	—
Monument Bay	1,781	1,781	—	—	—	—
Total inferred mineral resources	10,955	11,733	55,157	75,701	252	514

Further information by mine is detailed below.

Chapada, Brazil

As the result of the successful definition and expansion of the Sucupira mineral reserve, immediately adjacent to the main Chapada pit, gold and copper mineral reserves increased by 5% and 7%, respectively, over prior year, representing a significant overall improvement over depletion in 2017. Sucupira mineral reserves are 46 million tonnes grading 0.27 g/t gold and 0.31% copper. Gold measured and indicated mineral resources increased by 48%, while copper increased by 99% compared to the prior year following the drilling for extensions of the mineral envelopes at

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Suruca, in addition to Sucupira and Baru. Gold and copper inferred mineral resources decreased by 30% and 51%, respectively, as these were converted to indicated mineral resources.

El Peñón, Chile

Declines in gold and silver mineral reserves reflect production depletion in 2017 as well as adjustments to the mineral resource estimation methodology and updates to the cost structure for local currency appreciation, offset by the additions to reserves via exploration and infill drilling. As part of the new plan for El Peñón that started in 2017, a thorough review of the mineral resource modelling, including estimation techniques and mine design parameters was completed, and validated with actual results during last year of production. The revision better reflects both the geological behaviour of the narrow veins and the Company’s enhanced ability to efficiently mine narrower veins, as evidenced by production results in 2017 that exceeded guidance expectations taking advantage of mineral resources found outside the mineral reserves blocks. The result of this detailed review will be covered by a new technical report that is being prepared for release in 2018. The net additions in mineral resources are sourced from numerous secondary vein structures in the east mine area including El Valle Este, Dorada Sur, Bonanza, Aleste, La Paloma and Discovery Wash in the core mine area. Most of the additions are contiguous to existing mine infrastructure.

The higher proportion of narrower veins, the impetus for the right sizing of El Peñón in 2017, prompted a review of mineral resource estimation and reporting methodologies. The new methodology uses a stope optimizer routine over the entire inventory of mineral resources, using economical parameters and mine design constrains, mainly minimum mining width and dilution. The approach results in an overall smaller inventory, but with a higher prospectivity for transformation into mineral reserves in the future, through infill drilling and design optimizations.

Canadian Malartic including Odyssey, Canada (50%)

Gold mineral reserves reflect depletion associated with 2017 production. Much of the mineral resource accretion in 2017 is associated with the East Malartic underground, which is being reported for the first time, and the South deposit at Odyssey. The East Malartic deposit, which lies on the Canadian Malartic mine property close to the Odyssey Zone, has inferred mineral resources of 1.2 million ounces of gold (19.0 million tonnes; grading 2.02 g/t gold) at underground depths above the 1,000-metre elevation. Additional drilling is required at Odyssey and East Malartic to convert inferred mineral resources to indicated. Conversion drilling for East Malartic and Odyssey South can be undertaken from surface and this work is expected to commence in 2018. However, the Odyssey internal zone is presenting a higher level of complexity and thus requires underground drilling access. Preparation works to establish an exploration from surface is budgeted to commence in 2018.

Jacobina, Brazil

The Company successfully maintained gold mineral reserves, in line with 2016 despite production depletion in 2017. In 2017 the Company completed drill testing of the Canavieiras Sul and Central deposits and the planned update to the block models and mineral reserve shapes. With a reinterpretation of the Canavieiras mines, including a more conservative dilution assumption, the higher-grade Canavieiras mines now make up a smaller proportion of the total Jacobina mineral reserve, which, at year-end 2017 totaled 26 million tonnes grading 2.28 g/t gold, compared to 21 million tonnes grading 2.85 g/t gold in 2016. The resultant dilution and mineral reserve grades are consistent with actual results achieved in 2017. Gold measured and indicated mineral resources increased by 24% due to the reclassification from inferred mineral resources resulting from the infill drilling in 2017, while inferred mineral resources declined by 93% due to both the upgrading and the application of minimum mining widths to remove mineral resources contained in veins less than 1.5 metres in width. Overall, the mineral inventory at Jacobina remains significant with mineral reserves of 1.9 million ounces supporting an approximate 13-year mine life with another 3.3 million ounces of measured and indicated mineral resources.

Minera Florida, Chile

Gold mineral reserves increased by 5% compared to 2016, despite production depletion in 2017. Areas within the newly acquired ground and existing mine complex are contributing to the mineral reserve replacement. These new areas include Las Pataguas, PVS, among others. Improvements in mine design parameters, including mining costs and dilution as a result of using split blasting extraction techniques, have had a positive impact on mineral reserves in the core mine areas. Significant additions to the inferred mineral resources positions Minera Florida to convert these new discoveries into measured and indicated mineral resources and mineral reserves during 2018.

Gualcamayo, Argentina

Gold and silver mineral reserves reflect depletion associated with 2017 production. The near-mine exploration drill program continued in the fourth quarter with modest results to date, mainly in Cerro Condor. The district exploration program continued to map and collect rock chip samples, and based on positive results from the prospection, drilling was started at Sierra Alaya and Target D. The shift in focus to district exploration will be carried forward into 2018 with drilling to continue in areas that can readily contribute to production.

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Modeling of near mine drill program results during the second half of 2017, integrating geology and drill program assay results reveals that the orientation of the Potenciales mineralization dips back away from the pit wall and consequently has not added to mineral resources. Additional work is expected to be completed during 2018 in order to evaluate the conversion of existing mineral resources to mineral reserves.

As a result of an updated methodology to define remaining mineral resources, measured and indicated mineral resources, and inferred mineral resources within the pit shell area, QDD and AIM zones were reduced compared to last year.

Cerro Moro, Argentina

Gold and silver mineral reserves were unchanged for the current year as the majority of 2017 drilling focused on delineation work at Zoe, Escondida Far West and Nini - areas that will be the focus of mining in 2018. On completion of infill drilling, the Company began conducting detailed mapping and sampling programs, identifying the presence of sulfide-rich black silica as key to the high-grade deposits in several of the targets on the property. This effort led to the discovery of Veronica, a new high grade near surface structure. Veronica is expected to add significant new inferred mineral resources in the short term.

In addition to Veronica, drilling has identified other exploration targets in the near-mine area that will be targeted as part of the 2018 exploration program. District exploration included surface work and target delineation in the La Henriette and on the newly acquired Mosquito project, covering the extension of the Escondida structure.

9.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

Management is of the view that planned growth, development activities, expenditures and commitments will be sufficiently funded by working capital, recent monetization and financing transactions, future operating cash flows and available credit facilities. As at December 31, 2017, the Company's financial resources available to meet its financial obligations including its undrawn revolving facility, excluding Brio Gold's undrawn revolving facility, was $970.0 million.

For the year ended December 31, 2017, cash flows from operating activities of continuing operations were $484.0 million and is expected to remain positive in the foreseeable future, following several initiatives expected to be completed in 2018. The Company’s obligations in 2018 include a repayment obligation of long-term debt of $110.0 million, which will be settled with the proceeds from the recent bond offering as discussed below; construction and service contract commitments and operating leases of $521.2 million, the Brazilian Tax Matters payments (refer to Note 12: Income Taxes to the Company's Consolidated Financial Statements for additional details) and sustaining capital expenditures of approximately $170.0 million (excluding Brio Gold). The Company’s expansionary and exploration capital expenditures are discretionary, which allow management a reasonable degree of flexibility in managing its financial resources. Further information with regards to ongoing sustaining capital expenditures, and commitments by year can be found in the discussions below.

The Company's continuous commitment to balance sheet and cost improvement will further strengthen its financial position, and is highlighted by the following initiatives completed during 2017 or expected in 2018:

•	Two secondary offerings by private placement of Brio Gold shares in 2017, generating cash proceeds of $71.5 million.

•	Issuance of unsecured senior notes for proceeds of $300.0 million, the net proceeds of which were used to repay outstanding indebtedness resulting in more favourable terms.

•	Disposal of certain investments and other assets for proceeds of $17.5 million.

•	Mitigation of the appreciation of the Brazilian Real and Canadian Dollar on costs through additional forward contracts, consistent with the Company's hedging strategy.

•	Monetization of certain jointly owned exploration properties of the Canadian Malartic Corporation early in 2018 for cash proceeds of $162.5 million.

•	The entering into of a copper advanced sales program pursuant to which the Company received $125.0 million in cash proceeds on January 12, 2018.

•	Pursuing alternatives to maximize value at Gualcamayo, in parallel of advancing monetization efforts.

Additionally, through the planned completion of the Cerro Moro mine and expected step-change in cash flow beginning in 2018, the Company is well-positioned to drive reduction in net debt and manage its debt repayments.

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The following is a summary of liquidity and capital resources balances:

As at December 31,
(In millions of US Dollars)	2017	2016
Cash	$148.9	$97.4
Trade and other receivables	$38.6	$36.6
Long-term debt (excluding current portion)	$1,747.7	$1,573.8
Working capital (i)	$58.7	$77.3

(i)	Working capital is defined as the excess of current assets over current liabilities, which includes the current portion of long-term debt .

Cash and cash equivalents were $148.9 million as at December 31, 2017, compared to $97.4 million as at December 31, 2016.  The sources and uses of cash during the year are explained below. Working capital was $58.7 million as at December 31, 2017, compared to $77.3 million as at December 31, 2016. Notable movements in working capital from the prior year include decreases of $91.4 million resulting from the increase in the current portion of long-term debt and $87.0 million resulting from the increase of income taxes payable mainly related to the Brazilian Tax Matters and timing of tax payments. Additionally, the Company has $106.5 million in stockpile inventory, currently classified as Property, Plant and Equipment, as it is not expected to be processed within one year, but is readily available for processing. As aforementioned, the Company expects its net cash position and working capital to increase in 2018.

Cash flows from operating activities are expected to increase during the year. Consistent with previous years, cash flows and working capital in the first quarter are the lowest due to cyclical factors, such as the seasonal impact on production during the rainy season early in the year, incremental production ramp-up and settlement of year-end accruals and payables. Given its discretion and ability to reduce expansionary capital and exploration spend, the Company's capacity to meets its financial obligations remains strong.

The following table summarizes cash inflows and outflows of continuing operations:

For the years ended December 31,
(In millions of US Dollars)	2017	2016
Cash flows from operating activities	$484.0	$651.9
Cash flows from operating activities before net change in working capital (i)	$498.0	$626.6
Cash flows from/(used in) financing activities	$217.9	$(267.5)
Cash flows used in investing activities	$(644.2)	$(407.7)

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities before net change in working capital for the year ended December 31, 2017 were $498.0 million, compared to $626.6 million for the year ended December 31, 2016. The decrease was largely driven by higher income taxes paid in the year, associated with the initial payments related to the tax amnesty settlement with the Brazilian tax authorities of $76.7 million and the lower advanced payments received on metal purchase agreements compared to the prior year.

The Company's cash flows from operating activities are expected to remain positive at the prices of gold, silver and copper observed as at December 31, 2017, and the Company expects its cash flows from operations will increase organically, subject to prevailing metal prices, in the following quarters. Refer to Section 11: Economic Trends, Business Risks and Uncertainties of this MD&A for a detailed discussion of market price risk.

CASH FLOWS FROM FINANCING ACTIVITIES

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Cash flows from financing activities were inflows of $217.9 million for year ended December 31, 2017, compared to outflows of $267.5 million for year ended December 31, 2016. Higher cash flows from financing activities were mainly due to the issuance of Senior Notes for proceeds of $300.0 million during the year, and cash proceeds of $71.5 million from the sale of Brio Gold shares during the year.

Total debt was $1.86 billion as at December 31, 2017, compared to $1.59 billion as at December 31, 2016. Net debt (a non-GAAP financial measure, see Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A) as at December 31, 2017 was $1.71 billion compared to $1.50 billion as at December 31, 2016. The Company's debt maturity profile remains very manageable and well-positioned, especially in the short- to medium-term.

The principal repayment schedule of senior debt notes to be repaid in the next five years is as follows:

(In millions of US Dollars)	2018	2019	2020	2021	2022
Senior debt notes	108.6	181.5	84.1	—	192.7

The balance of senior debt notes of $1.2 billion is due in or after 2023.

The Company has a revolving credit facility with a balance of $30.0 million ($27.0 million net of transaction costs) as at December 31, 2017 and a maturity date in 2021. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility either before or upon maturity.

CASH FLOWS USED IN INVESTING ACTIVITIES

Cash flows used in investing activities were $644.2 million for the year ended December 31, 2017, compared to $407.7 million for the year ended December 31, 2016. Net cash outflows in the current year were primarily attributable to capital expenditures on the continued development of Cerro Moro, Canadian Malartic and Brio Gold among others. The increase in net cash outflows in 2017 over 2016 was mainly due to cash proceeds in the prior year of $124.0 million on the sale of Mexican operations, with no comparative inflow in current period.

Capital expenditures including sustaining, expansionary and capitalized exploration and evaluation for the year ended December 31, 2017, were $607.5 million, compared to capital expenditures of $495.4 million, for the year ended December 31, 2016. These expenditures were incurred as follows:

For the years ended December 31,	2017				2016
(In millions of US Dollars)	Sustaining & other	Expansionary	Exploration	Total	Total
Chapada (i)	$27.9	$13.4	$5.4	$46.7	$82.6
El Peñón	38.5	—	17.8	$56.3	$88.4
Canadian Malartic	48.2	31.0	10.2	$89.4	$60.7
Jacobina	21.7	17.6	5.8	$45.1	$46.1
Minera Florida	24.6	17.8	10.2	$52.6	$45.3
Gualcamayo	6.6	6.4	10.6	$23.6	$21.8
Cerro Moro	—	172.0	7.7	$179.7	$63.9
Brio Gold	35.1	40.4	8.7	$84.2	$67.2
Other (ii)	2.1	21.7	6.1	$29.9	$19.4
Total capital expenditures (iii)	$204.7	$320.3	$82.5	$607.5	$495.4

(i)	Capital expenditures for Chapada do not include $36.3 million in long-term stockpile additions which are presented as Investing Activities in the Consolidated Statement of Cash Flows.

(ii)	Included in Other is $11.3 million (2016 - $6.5 million) of capitalized interest for the period.

(iii)	Net of movement in accounts payable as applicable for projects under construction and including applicable borrowing costs.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

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The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of February 9, 2018, the total number of shares outstanding was 948.6 million, the total number of share options outstanding was 1.8 million, the total number of Deferred Share Units ("DSU") outstanding was 4.3 million, the total number of Restricted Share Units ("RSU") outstanding was 1.7 million, and the total number of Performance Share Units ("PSU") outstanding was 2.5 million.

For 2017, the Company declared quarterly dividends totalling $0.0200 per share.

The following table summarizes the weighted average common shares and equity instruments outstanding as at December 31, 2017:

	Equity instruments outstanding as at	Weighted average dilutive equity instruments, three months ended	Weighted average dilutive equity instruments, year ended
(In thousands)	December 31, 2017	December 31, 2017	December 31, 2017
Common shares (i)	948,525	948,468	948,187
Share options (iv)	1,831	—	—
RSUs (ii), (iv)	1,474	—	—
DSUs (iii)	4,288	—	—
PSUs (iii)	2,521	—	—
		948,468	948,187

(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. As at December 31, 2017, a total of 18,918,052 shares have subscribed to the plan.

(ii)	Excludes RSUs granted to Brio Gold employees that are redeemable in Brio Gold common shares.

(iii)	DSUs and PSUs are settled in cash and, as such, excluded from the calculation of the weighted average number of shares outstanding.

(iv)	Effect of dilutive securities - the potential shares attributable to stock options and RSUs were anti-dilutive for the period ended December 31, 2017.

CONTRACTUAL COMMITMENTS

Day-to-day mining, sustaining and expansionary capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments.

As at December 31, 2017, the Company is contractually committed to the following:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Mine operating/construction and service contracts and other	$515.3	$501.7	$150.0	$—	$1,167.0
Long-term debt principal repayments (i)	110.0	342.4	222.7	1,196.9	1,872.0
Decommissioning, restoration and similar liabilities (undiscounted)	12.1	35.7	75.8	451.5	575.1
	$637.4	$879.8	$448.5	$1,648.4	$3,614.1

(i)	Excludes interest expense.

10.    INCOME TAXES

The Company recorded an income tax recovery of $113.9 million for the year ended December 31, 2017 (2016 - $324.9 million recovery). The income tax provision reflects a current income tax expense of $239.2 million and a deferred income tax recovery of $353.1 million, compared to a current income tax expense of $21.8 million and a deferred income tax recovery of $346.7 million for the year-ended December 31, 2016. The balance sheet includes a deferred tax asset of $97.8 million and a deferred tax liability of $1.1 billion.

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The Company’s unadjusted effective tax rate for the year ended December 31, 2017 was 35.83% (2016 - 52.8%), compared to the Canadian statutory tax rate of 26.5%. Differences between the Canadian statutory tax rate to the effective tax rate are due to a number of factors, including the fact that the Company operates in multiple foreign tax jurisdictions with tax rates different than the Canadian statutory rate, the recognition or non-recognition of deferred tax assets, the fact that deferred tax balances are subject to re-measurement for changes in currency exchange rates each period, changes in tax laws and interpretations thereof, changes in income tax related contingent liabilities, and the impact of transactions undertaken by the Company. The Company calculates its current and deferred tax expense on an entity by entity basis, as a result, it is possible to have a current tax expense, even in periods when the Company has an overall loss, as the current tax expense on profitable mines often cannot be offset by the deferred tax assets for mines located in other tax jurisdictions. The Company is also able to claim certain allowances and tax deductions particular to extractive industries that can result in a lower effective tax rate compared to the statutory tax rate.

The following items have the most significant impact on the difference between the Company’s Canadian statutory tax rate of 26.5% and our effective rate for the years ended December 31, 2017 and 2016:

•
Each period the Company evaluates its ability to recognize tax losses and other deductible temporary difference based on projected future taxable profits. In 2017 and 2016, an expense of $53.0 million and recovery of $46.7 million, respectively, was recognized due to uncertainty of future loss utilization.

•
Within a number of the Company's foreign subsidiaries, foreign currency exchange gains or losses that arise as US Dollar balances are translated to local currency are taxable or deductible locally, whereas foreign currency exchange gains or losses that arise as local balances are translated to US Dollars are not taxable or deductible. As at December 31, 2017, a net recovery of $9.2 million was recognized due to the weakening of the Brazilian Real and the Argentine Peso against the US Dollar. In 2016, an expense of $42.8 million was recognized on the strengthening of the Brazilian Real and weakening of the Argentine Peso against the US Dollar.

•
Income tax accounts are required to be re-measured at each balance sheet date for changes in the foreign exchange rate. Within a number of our foreign subsidiaries, the tax basis of non-monetary assets is converted from local currency to US Dollars at the period end spot rate for the purposes of calculating deferred taxes. In 2017 and 2016 an expense of $9.9 million and a recovery of $20.0 million, respectively, was recorded on currency fluctuations as described above.

•
On December 29, 2017, the Argentinian Government enacted tax reform legislation which reduces the corporate rate from 35% to 30% starting in 2018 and a further reduction to 25% starting in 2020. The impact of the change in tax rate resulted in a reduction of deferred tax liabilities in the amount of $216.8 million in 2017.

•
In the third quarter of 2017, the Company elected to participate in a program to settle all significant outstanding income tax assessments in Brazil ("Brazilian Tax Matters") and all income tax assessments relating to the Company’s Chapada mine.  On October 25, 2017, the program was formally enacted into law and the Company paid $76.7 million in the year ended December 31, 2017.  The final program created an option to either pay one lump sum of approximately $68 million in the first quarter of 2018, or a total of approximately $100 million plus interest in installments over twelve years.   The Company elected to proceed with the lump sum payment option, and on January 30, 2018 made the payment.  The income tax expense associated with the tax matters has been recorded in the Consolidated Statement of Operations for the year ended December 31, 2017, and is the most significant component of the $150.7 million true-up of tax provisions in respect of prior years in the rate reconciliation.

The following items may not be reflective of current operations. The Company refers to the following items, which may be used to adjust or reconcile input models in consensus estimates:

For the years ended December 31, (In millions of US Dollars)	2017	2016
Non-cash tax expense/(recovery) related to unrealized foreign exchange	9.9	(20.0)
Non-cash tax recovery related to impairments	(83.0)	(218.8)
Change in tax rates	(216.8)	(18.7)
Income tax effect of total adjustments	156.4	(95.4)
Increase (decrease) to income tax (expense) recovery	$(133.5)	$(352.9)

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentine Peso and Canadian Dollar.

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The deferred tax liabilities relating to the operating mines will reverse in the future as the assets are depreciated or depleted. The deferred tax liabilities relating to exploration will not reverse until the property becomes a mine subject to depletion, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

The Company operates in the following tax jurisdictions: Brazil, where the statutory tax rate is 34%; Argentina, where the statutory tax rate is 35% in 2017, decreasing to 30% in 2018 and further decreasing to 25% in 2020; Chile, where the statutory tax rate is 25.5% in 2017 and increasing to 27% in 2018; and Canada, where the federal statutory tax rate is 15% with varying provincial tax rates. The Company does not anticipate the statutory tax rates to change in the foreseeable future, hence, there should be no impact on the calculation of the current or deferred tax expense in the period.

The largest components of the deferred tax liabilities relate to:

(In millions of US Dollars)	2017	2016
Canadian Malartic	$333.9	$384.9
Jacobina	$102.2	$91.8
Chapada	$62.0	$55.8
El Peñón	$56.5	$47.4
Agua Rica	$266.5	$396.1
Gualcamayo	$—	$104.6
Exploration Potential	$296.7	$367.3

See Note 12: Income Taxes to the Company's Consolidated Financial Statements for the year ended December 31, 2017 for a breakdown of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information Form.

11.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

The Company assesses and minimizes these risks by adhering to its internal risk management protocols, which include the application of high operating standards, empowering individuals and establishing processes to be able to identify, assess, report and monitor risk at all levels of the organization. Through careful management and planning of its facilities, hiring qualified personnel and developing a skilled workforce through training and development programs, the Company is able to generate shareholder value in a safe, resilient and responsible manner.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors more particularly described in the latest available Company’s Annual Information Form. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Metal Price Risk

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold, copper and silver. Market price fluctuations of these commodities could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, and mining specific factors.

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There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company's existing mines and projects as well as the Company's ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company's results of operations, cash flows and financial position. A decline in metal prices may require us to write-down the Company's mineral reserve and mineral resource estimates by removing ores from mineral reserves that would not be economically processed at lower metal prices and revise the Company's life-of-mine plans, which could result in material impairments of the Company's investments in mining properties. Any of these factors could result in a material adverse effect on the Company's results of operations, cash flows and financial position. Further, if revenue from metal sales decline significantly, the Company may experience liquidity difficulties.

The Company's cash flow from mining operations may be insufficient to meet operating needs, and as a result the Company could be forced to discontinue production and could lose the Company's interest in, or be forced to sell, some or all of the Company's properties. In addition to adversely affecting mineral reserve and mineral resource estimates and results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on results of operations, cash flows and financial position. In addition, lower metal prices may require the Company to reduce funds available for exploration with the result that the depleted mineral reserves may not be replaced.

Gold Price Two-Year Trend (LBMA p.m. price: USD per ounce of gold)     Copper Price Two-Year Trend (LME Cash: USD per pound of copper)

Gold Price - Market Update

For the year ended December 31, 2017, spot gold prices averaged $1,259 per ounce, comparable to $1,251 per ounce in 2016. Prices ranged between $1,151 and $1,346 per ounce and ended the year at $1,291 per ounce.

For the quarter ended December 31, 2017, spot gold prices averaged $1,277 per ounce, or representing an increase of 5%, compared to $1,222 per ounce in the fourth quarter of 2016. Prices ranged between $1,241 and $1,303 per ounce during the fourth quarter of 2017.

Gold prices were steady during the fourth quarter, before declining somewhat in anticipation of Federal Open Market Committee (“FOMC”) meeting and ramping up towards the end of the quarter. The US Federal Reserve (“US Fed”) increased the US Federal Reserve Funds ("Fed Funds") rate by 0.25% in December, as expected, and indicated three potential increases in 2018. In the short-term, gold prices will likely be driven by the changing sentiment as to the monetary policy path of the US Fed and geopolitical events. Continuing geopolitical tensions should be supportive of price as investors may look to buy into price weakness in order to use gold as a hedge against geopolitical risk.

Other central banks have also begun to tighten monetary policy and while higher interest rates and inflationary pressures may weigh on gold, the prospect of other central banks increasing rates should temper US Dollar strength. The amount of global debt added over the past several years is significant and the prospect of rising global interest rates may pose refinancing challenges and this may prove to be supportive for gold. Physical demand for gold from India and China continues to rebound after a soft 2016, global ETF holdings are gradually rising and other central banks continue to be net buyers with Russia and Kazakhstan being the most notable.

The Company has entered into option contracts relating to 131,900 ounces of gold, to be produced in the first quarter of 2018. These provide a minimum price of $1,300 per ounce and a maximum price of $1,414 per ounce. This production represents approximately sixty per cent of planned gold production in the period of the gold option contracts.

Copper Price - Market Update

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For the year ended December 31, 2017, spot copper prices averaged $2.80 per pound, representing an increase of 27% compared to $2.21 per pound in 2016. Prices ranged between $2.48 and $3.29 per pound and ended the year at $3.27 per pound.

For the quarter ended December 31, 2017, spot copper prices averaged $3.09 per pound, representing an increase of 29%, compared to $2.39 per pound in the fourth quarter of 2016. Prices ranged between $2.92 and $3.29 per pound in the fourth quarter of 2017.

Copper prices moved higher in the fourth quarter. Higher prices have been driven by Chinese economic data, generally strong global industrial activity and speculative investors. The direction of the Chinese economy will continue to be a primary driver of copper prices going forward. Copper prices should be increasingly supported as the market is moving towards balance with supply growth slowing as fewer new mines are expected to begin operations over the medium term.

The Company currently uses forward and option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at December 31, 2017, the Company had 23.1 million pounds of copper forward contracts in place to April 2018 at an average sales price of $3.07 per pound. The Company also had 45 million pounds of copper option contracts, cumulatively to be produced in the first and second quarters of 2018, which provide a minimum price of $2.85 per pound and a maximum price of $3.33 per pound. This production represents approximately seventy-five per cent of planned copper production in the period of the copper option contracts.

Currency Risk

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais, Argentine Pesos, Chilean Pesos and Canadian Dollars. The appreciation of these foreign currencies against the US Dollar would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.

US Dollar - Market Update

The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Canadian Dollar, Chilean Peso and the Brazilian Real strengthened against the US Dollar during the year ended December 31, 2017, while the Argentine Peso weakened. The US Fed increased the Fed Funds rate by 0.25% in December and indicated that they expect three increases during 2018. However, this will be dependent on economic growth and with other central banks beginning to increase rates this could lead to a weaker US Dollar.

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For the three months ended December 31,	2017	2016	% (i)
Average exchange rate
USD-CAD	1.2709	1.3344	-4.8%
USD-BRL	3.2504	3.2920	-1.3%
USD-ARG	17.5464	15.4669	13.4%
USD-CLP	633.42	665.01	-4.8%

For the year ended December 31,	2017	2016	% (i)
Average exchange rate
USD-CAD	1.2981	1.3239	-1.9%
USD-BRL	3.1917	3.4807	-8.3%
USD-ARG	16.5607	14.7745	12.1%
USD-CLP	649.01	675.95	-4.0%

As at December 31,	2017	2016	% (i)
Period-end exchange rate
USD-CAD	1.2571	1.3441	-6.5%
USD-BRL	3.3085	3.2552	1.6%
USD-ARG	18.6232	15.8800	17.3%
USD-CLP	615.44	670.40	-8.2%

(i)	Positive variance represents the US Dollar increase in value relative to the foreign currency.

As at December 31, 2017, the Company had zero-cost collar contracts totalling R$540 million (R$ = Brazilian Reais) evenly split by month from January 2018 to June 2019 with Brazilian Real to US Dollar average call and put strike prices of R$3.15 and R$3.47 per US Dollar, respectively, allowing the Company to participate in exchange rate movements between those two strikes. The Company also had forward contracts totalling C$60 million (C$ = Canadian Dollars) evenly split by month from January 2018 to January 2019 with Canadian Dollar to US Dollar forward rates of C$1.25 per US Dollar.

Counterparty, Credit and Interest Rate Risk

The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short-term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; and (vi) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. The Company is exposed to interest rate risk on its variable rate debt and may enter into interest rate swap agreements to hedge this risk. These factors may impact the ability of the Company to obtain loans and other credit facilities and refinance existing facilities in the future and, if obtained, on terms favourable to the Company. Such failures to obtain loans and other credit facilities could require us to take measures to conserve cash and could adversely affect the Company's access to the liquidity needed for the business in the longer term.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Under the terms of the Company's trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by managing its capital expenditures, forecast and operational cash flows, and by maintaining adequate lines of credit. The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

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12.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  Certain conditions may exist as of the date the Consolidated Financial Statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting the Consolidated Financial Statements of the Company may be material.

Canadian Malartic

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), a general partnership jointly owned by the Company and Agnico Eagle Mines Limited (the "Partnership"), was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine.  The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine.  The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20 million.  The class action was certified in May 2017.  In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017.  The plaintiffs have since announced that they intend to file an application for leave to appeal this declaratory judgment.  On December 11, 2017, hearings were completed in respect of certain preliminary matters, including the Partnership's application for partial dismissal of the class action.  The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec).  A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction.  An application for permanent injunction is currently pending.  The Company and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction.  These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date to be determined.  While at this time the potential impacts of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree.  The Partnership is an impleaded party in the proceedings.  The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine.  The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application.  The hearing on the merits is scheduled to take place in October 2018.  While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

For additional information refer to the latest available Company's Annual Information Form.

13.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The significant accounting policies applied and recent accounting pronouncements are described in Note 3: Significant Accounting Policies and Note 5: Recent Accounting Pronouncements, respectively, to the Company's Consolidated Financial Statements for the year ended December 31, 2017.

In preparing the Consolidated Financial Statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Consolidated Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

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The critical judgements and key sources of estimation uncertainties in the application of accounting policies during the year ended December 31, 2017 are disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company's Consolidated Financial Statements for the year ended December 31, 2017.

14.    NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per ounce of gold produced on a co-product and by-product basis;

•	Cash costs per ounce of silver produced on a co-product and by-product basis;

•	Co-product cash costs per pound of copper produced;

•	All-in sustaining costs per ounce of gold produced on a co-product and by-product basis;

•	All-in sustaining costs per ounce of silver produced on a co-product and by-product basis;

•	All-in sustaining co-product costs per pound of copper produced;

•	Net debt;

•	Net free cash flow;

•	Average realized price per ounce of gold sold;

•	Average realized price per ounce of silver sold; and

•	Average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms co-product and by-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product and by-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

By-Product and Co-Product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company

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believes that such measure provides useful information about the Company’s underlying cash costs of operations. Cash costs are computed on a weighted average basis, net of by-product sales and on a co-product basis as follows:

•	Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.

◦
The attributable cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold and silver ounces produced.

•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

◦
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

◦	The attributable cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

•	Cash costs of copper on a co-product basis - shown on a per pound basis.

◦	Costs attributable to copper production are divided by commercial copper pounds produced.

By-Product and Co-Product AISC

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs or by-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities. Similarly, all-in sustaining by-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold and silver production activities but net of by-product revenue credits from sales of copper and zinc.

The following tables provide a reconciliation of total cost of sales of gold, silver and copper sold (cost of sales excluding depreciation, depletion and amortization, plus depreciation, depletion and amortization) per the Consolidated Financial Statements to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, co-product AISC of gold produced, co-product AISC of silver produced, co-product AISC of copper produced, by-product cash costs of gold produced, by-product cash costs of silver produced, by-product AISC of gold produced and by-product AISC of silver produced. The tables also present total cost of sales on a per ounce or pound sold, co-product and by-product cash costs and AISC on a per ounce or pound produced basis, as deemed appropriate.

Total cost of sales in the following reconciliations to co-product and by-product cash costs and co-product and by-product AISC agree to the Consolidated Financial Statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations in the comparative period. All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs. The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

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i)	Reconciliation of Cost of Sales per the Consolidated Financial Statements to Co-Product Cash Costs and Co-Product AISC, and By-Product Cash Costs and By-Product AISC:

Co-product Cash Cost & AISC	For the three months ended December 31, 2017				For the three months ended December 31, 2016				For the twelve months ended December 31, 2017				For the twelve months ended December 31, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi)	Total Copper
Cost of sales excluding DDA (i)	$264.7	$209.2	$9.5	$46.0	$284.1	$216.5	$16.9	$50.7	$1,042.4	$816.7	$48.8	$176.9	$1,029.0	$804.8	$59.9	$164.4
DDA	100.9	86.3	4.8	9.7	128.3	109.0	8.4	10.9	426.8	373.7	21.2	31.9	462.3	393.2	31.2	37.9
Total cost of sales	$365.6	$295.5	$14.3	$55.7	$412.4	$325.5	$25.3	$61.6	$1,469.2	$1,190.4	$70.0	$208.8	$1,491.3	$1,198.0	$91.1	$202.3
DDA	(100.9)	(86.3)	(4.8)	(9.7)	(128.4)	(109.1)	(8.4)	(10.9)	(426.8)	(373.7)	(21.2)	(31.9)	(462.3)	(393.2)	(31.2)	(37.9)
Inventory movement	(5.2)	(6.1)	0.8	0.1	(6.0)	(4.0)	(0.5)	(1.5)	(14.1)	(12.6)	1.2	(2.7)	(6.4)	(9.1)	0.1	2.6
Treatment and refining charges (ii)	10.9	1.6	0.1	9.2	11.0	1.6	0.1	9.3	38.2	5.6	0.2	32.4	32.8	4.7	0.1	28.0
Commercial and other costs	(0.5)	(0.1)	—	(0.4)	(3.5)	(0.7)	—	(2.8)	(1.6)	(0.3)	—	(1.3)	(6.9)	(1.4)	—	(5.5)
Overseas freight for Chapada Conc.	(3.1)	(0.6)	—	(2.5)	(3.1)	(0.6)	—	(2.5)	(11.5)	(2.2)	—	(9.2)	(9.1)	(1.8)	—	(7.3)
Total co-product cash cost	$266.8	$204.0	$10.4	$52.4	$282.4	$212.7	$16.5	$53.2	$1,053.4	$807.2	$50.2	$196.1	$1,039.4	$797.2	$60.1	$182.2
G&A, excl., shared-based compensation (iii)	29.5	23.3	1.0	5.2	28.0	22.0	1.6	4.4	99.4	78.8	4.1	16.6	89.1	72.1	5.1	11.9
Sustaining capital expenditures (iv)	57.9	50.9	2.3	4.7	77.4	60.1	5.5	11.8	205.6	170.5	12.3	22.8	280.2	212.5	18.0	49.7
Exploration and evaluation expense (iii)	6.9	4.6	0.2	2.0	3.0	1.3	0.2	1.5	21.2	14.8	1.0	5.4	15.5	10.6	1.7	3.2
Total co-product AISC	$361.1	$282.8	$13.9	$64.3	$390.8	$296.1	$23.8	$70.9	$1,379.6	$1,071.3	$67.6	$240.9	$1,424.2	$1,092.4	$84.9	$247.0
Commercial oz and lb produced		299,956	1,171,042	34,667,040		319,264	1,627,051	36,869,469		1,155,340	5,004,760	127,333,872		1,198,740	6,709,251	115,548,437
Commercial oz and lb sold		301,513	1,012,898	33,186,233		324,197	1,619,208	34,182,827		1,147,204	4,874,809	120,066,492		1,188,267	6,604,212	104,923,875
Cost of sales excl. DDA per oz and lb sold		$694	$9.42	$1.39		$668	$10.41	$1.48		$712	$10.00	$1.47		$677	$9.07	$1.57
DDA per oz and lb sold		$286	$4.72	$0.29		$336	$5.17	$0.32		$326	$4.35	$0.27		$331	$4.72	$0.36
Total cost of sales per oz and lb sold		$980	$13.26	$1.68		$1,004	$15.58	$1.80		$1,038	$13.63	$1.74		$1,008	$13.79	$1.93
Co-product cash cost per oz and lb produced		$680	$8.86	$1.51		$667	$10.07	$1.44		$699	$10.01	$1.54		$665	$8.96	$1.58
Co-product AISC per oz and lb produced		$943	$11.90	$1.85		$928	$14.48	$1.92		$927	$13.48	$1.89		$911	$12.65	$2.14

Co-product Cash Cost & AISC	For the three months ended December 31, 2017				For the three months ended December 31, 2016				For the twelve months ended December 31, 2017				For the twelve months ended December 31, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding DDA (i)	$55.9	$9.7	$0.2	$46.0	$62.1	$11.2	$0.2	$50.7	$215.3	$37.6	$0.8	$176.9	$201.4	$36.3	$0.7	$164.4
DDA	11.6	2.3	—	9.3	13.3	2.6	0.1	10.6	38.2	7.5	0.2	30.5	45.9	9.0	0.2	36.7
Total cost of sales	$67.5	$12.0	$0.2	$55.3	$75.4	$13.8	$0.3	$61.3	$253.5	$45.1	$1.0	$207.4	$247.3	$45.3	$0.9	$201.1
DDA	(11.6)	(2.3)	—	(9.3)	(13.3)	(2.6)	(0.1)	(10.6)	(38.2)	(7.5)	(0.2)	(30.5)	(45.9)	(9.0)	(0.2)	(36.7)
Inventory movement	0.1	—	—	0.1	(1.9)	(0.4)	—	(1.5)	(3.4)	(0.7)	—	(2.7)	3.2	0.6	—	2.6
Treatment and refining charges (ii)	10.9	1.6	—	9.3	11.0	1.6	0.1	9.3	38.2	5.6	0.2	32.4	32.9	4.7	0.1	28.1
Commercial and other costs	(0.5)	(0.1)	—	(0.4)	(3.5)	(0.7)	—	(2.8)	(1.6)	(0.3)	—	(1.3)	(6.9)	(1.4)	—	(5.5)
Overseas freight for Chapada Conc.	(3.1)	(0.6)	—	(2.5)	(3.1)	(0.6)	—	(2.5)	(11.4)	(2.2)	—	(9.2)	(9.1)	(1.8)	—	(7.3)
Total co-product cash cost	$63.3	$10.6	$0.2	$52.5	$64.6	$11.1	$0.3	$53.2	$237.1	$40.0	$1.0	$196.1	$221.5	$38.4	$0.8	$182.3
G&A, excl., shared-based compensation (iii)	—	—	—	—	0.2	—	—	0.2	0.7	0.1	—	0.6	0.9	0.2	—	0.7
Sustaining capital expenditures (iv)	5.6	1.1	—	4.5	14.1	2.8	0.1	11.2	27.9	5.5	0.1	22.3	61.1	12.0	0.2	48.9
Exploration and evaluation expense (iii)	1.1	0.2	—	0.9	1.9	0.4	—	1.5	2.9	0.6	—	2.3	3.0	0.6	—	2.4
Total co-product AISC	$70.0	$11.9	$0.2	$57.9	$80.8	$14.3	$0.4	$66.1	$268.6	$46.2	$1.1	$221.3	$286.5	$51.2	$1.0	$234.3
Commercial oz and lb produced		36,578	71,520	34,667,040		40,358	78,020	36,869,469		119,852	252,748	127,333,872		107,301	259,444	115,548,437
Commercial oz and lb sold		36,789	47,534	33,186,233		41,048	58,688	34,182,827		117,305	129,452	120,066,492		92,807	131,339	104,923,875
Cost of sales excl. DDA per oz and lb sold		$264	$4.16	$1.39		$273	$3.41	$1.48		$321	$5.93	$1.47		$391	$5.33	$1.57
DDA per oz and lb sold		$62	$0.98	$0.28		$63	$1.70	$0.31		$64	$1.18	$0.25		$97	$1.40	$0.35
Total cost of sales per oz and lb sold		$326	$5.14	$1.67		$335	$4.79	$1.79		$384	$7.11	$1.73		$489	$7.05	$1.92
Co-product cash cost per oz and lb produced		$291	$3.25	$1.51		$275	$3.17	$1.44		$334	$3.38	$1.54		$359	$3.20	$1.58
Co-product AISC per oz and lb produced		$327	$3.63	$1.67		$354	$3.99	$1.80		$385	$3.88	$1.74		$478	$4.20	$2.03

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Co-product Cash Cost & AISC	For the three months ended December 31, 2017				For the three months ended December 31, 2016				For the twelve months ended December 31, 2017				For the twelve months ended December 31, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding DDA (i)	$33.9	$25.0	$8.9	$56.3	$56.8	$41.2	$15.6	$46.1	$165.2	$121.6	$43.6	$186.0	$204.1	$149.1	$55.0	$179.0
DDA	16.8	12.4	4.4	32.4	28.2	20.3	7.9	31.0	70.2	51.7	18.5	129.4	105.7	77.0	28.7	121.3
Total cost of sales	$50.7	$37.4	$13.3	$88.7	$85.0	$61.5	$23.5	$77.1	$235.4	$173.3	$62.1	$315.4	$309.8	$226.1	$83.7	$300.3
DDA	$(16.8)	(12.4)	(4.4)	(32.4)	$(28.2)	(20.3)	(7.9)	(31.0)	$(70.2)	(51.7)	(18.5)	(129.4)	$(105.7)	(77.0)	(28.7)	(121.3)
Inventory movement	3.6	2.8	0.8	(5.6)	(1.9)	(1.4)	(0.5)	(1.8)	(0.5)	(1.0)	0.5	(3.7)	0.1	0.1	—	(1.8)
Total co-product cash cost	$37.5	$27.8	$9.7	$50.7	$54.9	$39.8	$15.1	$44.3	$164.7	$120.6	$44.1	$182.3	$204.2	$149.2	$55.0	$177.2
G&A, excl., shared-based compensation (iii)	0.3	0.2	0.1	1.1	—	—	—	1.2	0.5	0.4	0.1	4.0	—	—	—	3.9
Sustaining capital expenditures (iv)	8.1	6.0	2.1	15.6	17.8	12.9	4.9	13.8	38.5	28.1	10.4	48.3	60.4	44.1	16.3	51.0
Exploration and evaluation expense (iii)	—	—	—	0.1	0.4	0.3	0.1	0.1	—	(0.1)	0.1	0.3	4.5	3.3	1.2	0.4
Total co-product AISC	$45.9	$34.0	$11.9	$67.5	$73.1	$53.0	$20.1	$59.4	$203.7	$149.0	$54.7	$234.9	$269.1	$196.6	$72.5	$232.5
Commercial oz produced		39,401	1,052,423	80,743		55,764	1,454,293	69,971		160,509	4,282,339	316,731		220,209	6,020,758	292,514
Commercial oz sold		34,955	909,205	88,812		57,144	1,466,650	73,007		159,149	4,264,501	315,517		221,908	6,043,380	292,972
Cost of sales excl. DDA per oz sold		$715	$9.74	$634		$721	$10.64	$631		$764	$10.22	$590		$672	$9.10	$611
DDA per oz sold		$354	$4.84	$364		$355	$5.39	$425		$325	$4.34	$410		$347	$4.75	$414
Total cost of sales per oz sold		$1,069	$14.58	$995		$1,075	$16.08	$1,056		$1,089	$14.57	$1,000		$1,019	$13.84	$1,025
Co-product cash cost per oz produced		$707	$9.19	$628		$714	$10.40	$634		$751	$10.30	$576		$678	$9.14	$606
Co-product AISC per oz produced		$864	$11.23	$835		$952	$13.84	$849		$928	$12.77	$742		$893	$12.04	$795

Co-product Cash Cost & AISC	For the three months ended December 31, 2017				For the three months ended December 31, 2016				For the twelve months ended December 31, 2017				For the twelve months ended December 31, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding DDA (i)	$37.1	$19.0	$18.5	$0.5	$35.1	$19.5	$18.5	$1.0	$143.8	$79.5	$75.1	$4.4	$136.1	$79.2	$75.0	$4.2
DDA	12.6	10.0	9.7	0.3	10.3	5.2	4.9	0.3	53.7	40.5	38.3	2.2	39.6	33.7	31.9	1.8
Total cost of sales	$49.7	$29.0	$28.2	$0.8	$45.4	$24.7	$23.4	$1.3	$197.5	$120.0	$113.4	$6.6	$175.7	$112.9	$106.9	$6.0
DDA	$(12.6)	(10.0)	(9.7)	(0.3)	$(10.3)	(5.2)	(4.9)	(0.3)	$(53.7)	(40.5)	(38.3)	(2.2)	$(39.6)	(33.7)	(31.9)	(1.8)
Inventory movement	2.8	(0.4)	(0.4)	—	(2.2)	0.3	0.3	—	1.3	(1.1)	(1.8)	0.7	(5.3)	1.8	1.7	0.1
Total co-product cash cost	$39.9	$18.6	$18.1	$0.5	$32.9	$19.8	$18.8	$1.0	$145.1	$78.4	$73.3	$5.1	$130.8	$81.0	$76.7	$4.3
G&A, excl., shared-based compensation (iii)	0.3	0.1	0.1	—	0.9	—	—	—	0.8	0.3	0.3	—	1.6	—	—	—
Sustaining capital expenditures (iv)	3.3	5.4	5.3	0.1	2.3	6.8	6.5	0.3	6.6	24.6	22.9	1.7	6.7	23.2	22.0	1.2
Exploration and evaluation expense (iii)	—	0.4	0.4	—	—	0.5	0.5	—	—	2.2	2.0	0.2	—	1.1	1.0	0.1
Total co-product AISC	$43.5	$24.5	$23.9	$0.6	$36.1	$27.1	$25.8	$1.3	$152.5	$105.5	$98.5	$7.0	$139.1	$105.3	$99.7	$5.6
Commercial oz produced	44,778		23,540	47,099	44,840		25,675	94,738	154,052		90,366	469,674	164,265		104,312	429,048
Commercial oz sold	43,303		23,503	56,159	47,615		25,325	93,870	152,679		90,876	480,856	169,347		102,204	429,494
Cost of sales excl. DDA per oz sold	$858		$786	$8.68	$737		$731	$10.65	$942		$826	$9.14	$804		$734	$9.67
DDA per oz sold	$291		$412	$4.60	$216		$193	$3.20	$351		$422	$4.58	$234		$312	$4.14
Total cost of sales per oz sold	$1,149		$1,198	$13.28	$953		$924	$13.37	$1,293		$1,248	$13.72	$1,038		$1,046	$13.81
Co-product cash cost per oz produced	$891		$765	$9.96	$734		$730	$10.63	$942		$812	$10.95	$796		$735	$9.90
Co-product AISC per oz produced	$972		$1,011	$13.18	$805		$1,002	$14.55	$990		$1,090	$14.88	$847		$955	$12.73

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Co-product Cash Cost & AISC	For the three months ended December 31, 2017				For the three months ended December 31, 2016				For the twelve months ended December 31, 2017				For the twelve months ended December 31, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Jacobina Gold	Brio Total	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Brio Total	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Brio Total	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Brio Total	Corp. Office & Other Total	Corp. Office & Other Gold
Cost of sales excluding DDA (i)	$25.9	$36.6	$—	$—	$21.8	$42.6	$—	$—	$98.6	$154.1	$—	$—	$86.8	$142.4	$—	$—
DDA	8.7	6.7	2.1	1.6	12.0	26.6	1.9	1.5	44.8	42.6	7.6	5.9	39.9	67.1	9.0	7.3
Total cost of sales	$34.6	$43.3	$2.1	$1.6	$33.8	$69.2	$1.9	$1.5	$143.4	$196.7	$7.6	$5.9	$126.7	$209.5	$9.0	$7.3
DDA	(8.7)	(6.7)	(2.1)	(1.6)	(12.0)	(26.6)	(1.9)	(1.5)	(44.8)	(42.6)	(7.6)	(5.9)	(39.9)	(67.1)	(9.0)	(7.3)
Inventory movement	(1.6)	(4.1)	—	—	2.1	(0.6)	—	—	(3.3)	(3.4)	—	—	(3.4)	(1.0)	—	—
Total co-product cash cost	$24.3	$32.5	$—	$—	$23.9	$42.0	$—	$—	$95.3	$150.7	$—	$—	$83.4	$141.4	$—	$—
G&A, excl., shared-based compensation (iii)	—	0.4	23.0	16.9	0.2	0.2	25.2	19.5	0.8	4.3	76.1	56.2	0.6	0.5	81.6	65.3
Sustaining capital expenditures (iv)	6.9	8.4	0.8	0.6	7.6	12.0	2.9	2.2	21.7	29.3	2.1	1.5	35.0	37.7	5.1	3.9
Exploration and evaluation expense (iii)	0.1	—	5.1	3.7	—	—	0.1	0.1	0.1	0.1	15.1	11.1	—	0.1	6.6	5.3
Total co-product AISC	$31.3	$41.3	$28.9	$21.2	$31.7	$54.2	$28.2	$21.8	$117.9	$184.4	$93.3	$68.8	$119.0	$179.7	$93.3	$74.5
Commercial oz and lb produced	34,566	40,350			32,180	50,477			135,806	178,025			120,478	189,661
Commercial oz and lb sold	33,695	40,456			30,058	50,000			135,620	176,056			118,142	190,887
Cost of sales excl. DDA per oz and lb sold	$769	$904			$725	$852			$727	$875			$735	$746
DDA per oz and lb sold	$257	$166			$399	$532			$330	$242			$338	$352
Total cost of sales per oz and lb sold	$1,027	$1,071			$1,123	$1,384			$1,057	$1,117			$1,072	$1,098
Co-product cash cost per oz and lb produced	$703	$806			$742	$832			$701	$846			$692	$746
Co-product AISC per oz and lb produced	$906	$1,024			$984	$1,073			$867	$1,035			$988	$947

Co-product Cash Cost & AISC	For the three months ended December 31, 2017		For the three months ended December 31, 2016		For the twelve months ended December 31, 2017		For the twelve months ended December 31, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding DDA (i)	$—	$—	$—	$—	$—	$—	$—	$—
DDA	0.1	0.4	0.1	0.3	0.4	1.4	0.6	1.2
Total cost of sales	$0.1	$0.4	$0.1	$0.3	$0.4	$1.4	$0.6	$1.2
DDA	(0.1)	(0.4)	(0.1)	(0.3)	(0.4)	(1.4)	(0.6)	(1.2)
Total co-product cash cost	—	—	—	—	—	—	—	—
G&A, excl., shared-based compensation (iii)	1.0	5.1	1.6	4.2	3.9	16.0	5.1	11.2
Sustaining capital expenditures (iv)	—	0.2	0.2	0.5	0.1	0.5	0.3	0.8
Exploration and evaluation expense (iii)	0.2	1.1	—	—	0.8	3.2	0.4	0.8
Total co-product AISC	$1.2	$6.4	$1.8	$4.7	$4.8	$19.7	$5.8	$12.8

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Co-product Cash Cost & AISC	For the three months ended December 31, 2017			For the three months ended December 31, 2016			For the twelve months ended December 31, 2017			For the twelve months ended December 31, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Non-controlling Interests)	Total Gold (attributable to Yamana Gold equityholders)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Non-controlling Interests)	Total Gold (attributable to Yamana Gold equityholders)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Non-controlling Interests)	Total Gold (attributable to Yamana Gold equityholders)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Non-controlling Interests)	Total Gold (attributable to Yamana Gold equityholders)
Cost of sales excluding DDA (i)	$209.2	$16.3	$192.9	$216.5	$—	$216.5	$816.7	$50.2	$766.5	$804.8	$—	$804.8
DDA	86.3	3.0	83.3	109.0	—	109.0	373.7	13.4	360.3	393.2	—	393.2
Total cost of sales	$295.5	$19.3	$276.2	$325.5	$—	$325.5	$1,190.4	$63.6	$1,126.8	$1,198.0	$—	$1,198.0
DDA	(86.3)	(3.0)	(83.3)	(109.1)	—	(109.1)	(373.7)	(13.4)	(360.3)	(393.2)	—	(393.2)
Inventory movement	(6.1)	(1.8)	(4.3)	(4.0)	—	(4.0)	(12.6)	(1.2)	(11.4)	(9.1)	—	(9.1)
Treatment and refining charges (ii)	1.6	—	1.6	1.6	—	1.6	5.6	—	5.6	4.7	—	4.7
Commercial and other costs	(0.1)	—	(0.1)	(0.7)	—	(0.7)	(0.3)	—	(0.3)	(1.4)	—	(1.4)
Overseas freight for Chapada Conc.	(0.6)	—	(0.6)	(0.6)	—	(0.6)	(2.2)	0.1	(2.3)	(1.8)	—	(1.8)
Total co-product cash cost	$204.0	$14.5	$189.5	$212.7	$—	$212.7	$807.2	$49.1	$758.1	$797.2	$—	$797.2
G&A, excl., shared-based compensation (iii)	23.3	2.1	21.2	22.0	—	22.0	78.8	5.6	73.2	72.1	—	72.1
Sustaining capital expenditures (iv)	50.9	5.3	45.6	60.1	—	60.1	170.5	12.4	158.1	212.5	—	212.5
Exploration and evaluation expense (iii)	4.6	—	4.6	1.3	—	1.3	14.8	0.3	14.5	10.6	—	10.6
Total co-product AISC	$282.8	$21.9	$260.9	$296.1	$—	$296.1	$1,071.3	$67.4	$1,003.9	$1,092.4	$—	$1,092.4
Commercial oz and lb produced	299,956		282,040	319,264		319,264	1,155,340		1,096,327	1,198,740		1,198,740
Commercial oz and lb sold	301,513		283,551	324,197		324,197	1,147,204		1,086,464	1,188,267		1,188,267
Cost of sales excl. DDA per oz and lb sold	$694		$680	$668		$668	$712		$706	$677		$677
DDA per oz and lb sold	$286		$294	$336		$336	$326		$332	$331		$331
Total cost of sales per oz and lb sold	$980		$974	$1,004		$1,004	$1,038		$1,037	$1,008		$1,008
Co-product cash cost per oz and lb produced	$680		$672	$667		$667	$699		$692	$665		$665
Co-product AISC per oz and lb produced	$943		$925	$928		$928	$927		$916	$911		$911

Co-product Cash Cost & AISC	For the three months ended December 31, 2017			For the three months ended December 31, 2016			For the twelve months ended December 31, 2017			For the twelve months ended December 31, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold (incl. Brio Gold)	Brio Gold	Total Gold - Yamana Mines (v)	Total Gold (incl. Brio Gold)	Brio Gold	Total Gold - Yamana Mines (v)	Total Gold (incl. Brio Gold)	Brio Gold	Total Gold - Yamana Mines (v)	Total Gold (incl. Brio Gold)	Brio Gold	Total Gold - Yamana Mines (v)
Cost of sales excluding DDA (i)	$209.2	$36.6	$172.6	$216.5	$42.6	$173.9	$816.7	$154.0	$662.7	$804.8	$142.5	$662.3
DDA	86.3	6.8	79.5	109.0	26.6	82.4	373.7	42.7	331.0	393.2	67.1	326.1
Total cost of sales	$295.5	$43.4	$252.1	$325.5	$69.2	$256.3	$1,190.4	$196.7	$993.7	$1,198.0	$209.6	$988.4
DDA	(86.3)	(6.8)	(79.5)	(109.1)	(26.6)	(82.5)	(373.7)	(42.7)	(331.0)	(393.2)	(67.1)	(326.1)
Inventory movement	(6.1)	(4.0)	(2.1)	(4.0)	(0.6)	(3.4)	(12.6)	(3.5)	(9.1)	(9.1)	(1.0)	(8.1)
Treatment and refining charges (ii)	1.6	—	1.6	1.6	—	1.6	5.6	—	5.6	4.7	—	4.7
Commercial and other costs	(0.1)	—	(0.1)	(0.7)	—	(0.7)	(0.3)	—	(0.3)	(1.4)	—	(1.4)
Overseas freight for Chapada Conc.	(0.6)	—	(0.6)	(0.6)	—	(0.6)	(2.2)	—	(2.2)	(1.8)	—	(1.8)
Total co-product cash cost	$204.0	$32.6	$171.4	$212.7	$42.0	$170.7	$807.2	$150.5	$656.7	$797.2	$141.5	$655.7
G&A, excl., shared-based compensation (iii)	23.3	4.7	18.6	22.0	0.2	21.8	78.8	16.1	62.7	72.1	0.5	71.6
Sustaining capital expenditures (iv)	50.9	12.0	38.9	60.1	12.0	48.1	170.5	36.0	134.5	212.5	37.7	174.8
Exploration and evaluation expense (iii)	4.6	0.1	4.5	1.3	—	1.3	14.8	0.8	14.0	10.6	0.1	10.5
Total co-product AISC	$282.8	$49.4	$233.4	$296.1	$54.2	$241.9	$1,071.3	$203.4	$867.9	$1,092.4	$179.8	$912.6
Commercial oz and lb produced	299,956		259,606	319,264		268,787	1,155,340		977,315	1,198,740		1,009,079
Commercial oz and lb sold	301,513		261,057	324,197		274,197	1,147,204		971,148	1,188,267		997,380
Cost of sales excl. DDA per oz and lb sold	$694		$661	$668		$634	$712		$682	$677		$664
DDA per oz and lb sold	$286		$305	$336		$301	$326		$341	$331		$327
Total cost of sales per oz and lb sold	$980		$966	$1,004		$935	$1,038		$1,023	$1,008		$991
Co-product cash cost per oz and lb produced	$680		$660	$667		$635	$699		$672	$665		$650
Co-product AISC per oz and lb produced	$943		$899	$928		$900	$927		$888	$911		$905

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By-product Cash Cost & AISC	For the three months ended December 31, 2017			For the three months ended December 31, 2016			For the twelve months ended December 31, 2017			For the twelve months ended December 31, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper
Cost of sales excluding DDA (i)	$172.6	$9.5	$46.0	$173.9	$16.9	$50.7	$662.7	$48.8	$176.9	$662.3	$59.9	$164.4
DDA	79.5	4.8	9.7	82.5	8.4	10.9	331.0	21.2	31.9	326.1	31.2	37.9
Total cost of sales	$252.1	$14.3	$55.7	$256.4	$25.3	$61.6	$993.7	$70.0	$208.8	$988.4	$91.1	$202.3
DDA	(79.5)	(4.8)	(9.7)	(82.5)	(8.4)	(10.9)	(331.0)	(21.2)	(31.9)	(326.1)	(31.2)	(37.9)
Inventory movement	(2.1)	0.8	0.1	(3.4)	(0.5)	(1.4)	(9.1)	1.2	(2.7)	(8.1)	0.1	2.6
Treatment and refining charges (ii)	1.6	—	9.2	1.6	0.1	9.3	5.6	0.2	32.4	4.7	0.1	28.0
Commercial and other costs	(0.1)	—	(0.4)	(0.7)	—	(2.8)	(0.3)	—	(1.3)	(1.4)	—	(5.5)
Overseas freight for Chapada Conc.	(0.6)	—	(2.5)	(0.6)	—	(2.5)	(2.2)	—	(9.2)	(1.8)	—	(7.3)
By-product credits from Chapada copper revenue	(78.7)	(4.6)	—	(71.2)	(6.2)	—	(291.4)	(19.9)	—	(206.8)	(18.0)	—
Chapada copper co-product cash cost	49.5	2.9	(52.4)	49.0	4.3	(53.3)	183.4	12.8	(196.2)	167.5	14.7	(182.1)
Total by-product cash cost	$142.2	$8.6	$—	$148.6	$14.6	$—	$548.7	$43.1	$(0.1)	$616.4	$56.8	$0.1
G&A, excl., shared-based compensation (iii)	23.4	1.3	—	25.2	1.9	—	78.2	5.1	—	82.6	6.0	—
Sustaining capital expenditures (iv)	43.3	2.6	—	57.5	6.4	—	155.8	13.9	—	220.5	22.1	—
Exploration and evaluation expense (iii)	6.4	0.3	—	2.6	0.3	—	19.1	1.4	—	13.4	1.9	—
Total by-product AISC	$215.3	$12.8	$—	$233.9	$23.2	$—	$801.8	$63.5	$(0.1)	$932.9	$86.8	$—
Commercial oz and lb produced	259,606	1,171,042		268,787	1,627,051		977,315	5,004,760		1,009,079	6,709,251
Commercial oz and lb sold	261,057	1,012,898		274,197	1,619,208		971,148	4,874,809		997,380	6,604,212
Cost of sales excl. DDA per oz and lb sold	$661	$9.42		$634	$10.42		$682	$10.00		$664	$9.07
DDA per oz and lb sold	$305	$4.72		$301	$5.16		$341	$4.35		$327	$4.72
Total cost of sales per oz and lb sold	$966	$13.26		$935	$15.58		$1,023	$13.63		$991	$13.79
By-product cash cost per oz and lb produced	$548	$7.44		$553	$8.90		$561	$8.58		$611	$8.45
By-product AISC per oz and lb produced	$829	$11.05		$870	$14.18		$820	$12.65		$925	$12.93

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By-product Cash Cost & AISC	For the three months ended Jun 30, 2017			For the three months ended Mar 31, 2017			For the three months ended Dec 31, 2016			For the three months ended June 30, 2016			For the three months ended Mar 31, 2016			For the three months ended Dec 31, 2015
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper
Cost of sales excluding DDA (i)	$170.7	$12.2	$41.0	$145.8	$11.6	$39.9	$173.9	$16.9	$50.7	$170.1	$14.1	$44.5	$146.4	$13.8	$34.0	$167.8	$14.2	$45.9
DDA	87.9	5.3	7.1	81.5	5.0	5.6	82.5	8.4	10.9	83.9	7.7	9.8	79.3	7.4	7.2	96.6	9.8	11.7
Total cost of sales	$258.6	$17.5	$48.1	$227.3	$16.6	$45.5	$256.4	$25.3	$61.6	$254.0	$21.8	$54.3	$225.7	$21.2	$41.2	$264.4	$24.0	$57.6
DDA	(87.9)	(5.3)	(7.1)	(81.5)	(5.0)	(5.6)	(82.5)	(8.4)	(10.9)	(83.9)	(7.7)	(9.8)	(79.3)	(7.4)	(7.2)	(96.6)	(9.8)	(11.7)
Inventory movement	(7.2)	1.2	1.4	1.9	(0.4)	3.9	(3.4)	(0.5)	(1.4)	(6.6)	0.1	(7.0)	—	0.1	2.8	(0.2)	—	(6.6)
Treatment and refining charges (ii)	1.1	—	6.8	1.1	—	6.7	1.6	0.1	9.3	1.1	—	6.8	1.0	—	6.0	1.9	0.1	11.1
Commercial and other costs	—	—	(0.2)	(0.4)	—	(1.5)	(0.7)	—	(2.8)	(0.2)	—	(1.0)	(0.1)	—	(0.7)	(0.3)	—	(1.1)
Overseas freight for Chapada Conc.	(0.6)	—	(2.3)	(0.4)	—	(1.8)	(0.6)	—	(2.5)	(0.3)	—	(1.5)	(0.5)	—	(2.3)	(0.4)	—	(1.5)
By-product credits from Chapada copper revenue	(60.4)	(4.8)	—	(60.7)	(4.5)	—	(71.2)	(6.2)	—	(49.7)	(4.2)	—	(40.7)	(4.0)	—	(68.3)	(6.1)	—
Chapada copper co-product cash cost	43.3	3.4	(46.7)	44.1	3.1	(47.2)	49.0	4.3	(53.3)	38.5	3.3	(41.8)	36.3	3.5	(39.8)	43.9	3.9	(47.8)
Total by-product cash cost	$146.9	$12.0	$—	$131.4	$9.8	$—	$148.6	$14.6	$—	$152.9	$13.3	$—	$142.4	$13.4	$—	$144.4	$12.1	$—
G&A, excl., shared-based compensation (iii)	17.0	1.3	—	17.2	1.1	—	25.2	1.9	—	18.2	1.3	—	17.0	1.3	—	17.7	1.1	—
Sustaining capital expenditures (iv)	36.8	4.2	—	40.2	3.7	—	57.5	6.4	—	59.4	5.4	—	36.1	4.2	—	35.8	3.5	—
Exploration and evaluation expense (iii)	4.8	0.4	—	3.6	0.3	—	2.6	0.3	—	4.5	0.8	—	2.6	0.4	—	3.6	0.6	—
Total by-product AISC	$205.5	$17.9	$—	$192.4	$14.9	$—	$233.9	$23.2	$—	$235.0	$20.8	$—	$198.1	$19.3	$—	$201.5	$17.3	$—
Commercial oz and lb produced	244,608	1,323,399		215,646	1,079,108		268,787	1,627,051		237,400	1,687,644		243,385	1,802,029		277,515	1,857,469
Commercial oz and lb sold	236,050	1,255,538		217,681	1,093,897		274,197	1,619,208		238,922	1,684,432		235,489	1,756,094		282,638	1,784,819
Cost of sales excl. DDA per oz and lb sold	$723	$9.73		$670	$10.57		$634	$10.42		$712	$8.38		$621	$7.85		$594	$7.97
DDA per oz and lb sold	$372	$4.19		$375	$4.57		$301	$5.16		$351	$4.56		$337	$4.21		$342	$5.47
Total cost of sales per oz and lb sold	$1,096	$13.92		$1,044	$15.14		$935	$15.58		$1,063	$12.94		$958	$12.06		$935	$13.44
By-product cash cost per oz and lb produced	$601	$9.18		$610	$9.00		$553	$8.90		$644	$7.92		$585	$7.39		$521	$6.48
By-product AISC per oz and lb produced	$841	$13.63		$893	$13.71		$870	$14.18		$987	$12.42		$814	$10.67		$726	$9.29

(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2016, the Company revised the presentation of the reportable cash costs and comparative balances have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2016 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(iv)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(v)
Total Gold (from Yamana Mines) equals to "Total Gold" less Brio Gold Mines in this table. Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 32(b) Operating Segments, Information about Profit and Loss, to the Company's Consolidated Financial Statements.

(vi)
Quantities sold for the purpose of determining cost of sales per silver ounce sold exclude silver sales for Canadian Malartic, as silver is considered a by-product for the mine, and therefore all costs are allocated to gold production.

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NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of Net Debt is provided below:

As at December 31, (In millions of US Dollars)	2017	2016
Debt
Non-current portion	$1,747.7	$1,573.8
Current portion	110.0	18.6
Total debt	$1,857.7	$1,592.4
Less: Cash and cash equivalents	148.9	97.4
Net debt	$1,708.8	$1,495.0

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period. A reconciliation of Net Free Cash Flow is provided below:

	For the three months ended December 31,		Twelve months ended December 31,
(In millions of US Dollars; unless otherwise noted)	2017	2016	2017	2016
Cash flows from operating activities before income taxes paid and net change in working capital	$170.3	$161.2	$593.7	$690.5
Income taxes paid	(1.4)	(13.5)	(19.0)	(63.9)
Payments made related to the Brazilian tax matters	(46.6)	—	(76.7)	—
Cash flows from operating activities before net change in working capital	$122.3	$147.7	$498.0	$626.6
Net change in working capital	36.2	15.3	(14.0)	25.3
Cash flows from operating activities	$158.5	$163.0	$484.0	$651.9
Less: Advance payments received on metal purchase agreement and unearned revenue	(6.6)	—	(6.6)	(64.0)
Add: Payments made related to the Brazilian tax matters	46.6	—	76.7	—
Add: Other cash payments	—	—	6.0	—
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(57.0)	(77.7)	(204.7)	(280.5)
Interest and finance expenses paid	(34.3)	(30.1)	(103.8)	(96.2)
Net free cash flow	$107.2	$55.2	$251.6	$211.2

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AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound. Reconciliations of average realized metal prices to revenue are provided below:

For the three months ended December 31, 2017	2017				2016
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$478.8	$382.6	$17.8	$78.4	$484.4	$387.7	$27.7	$69.0
Treatment and refining charges of gold and copper concentrate	10.9	1.7	—	9.2	11.0	1.6	0.1	9.3
Sales taxes	5.5	3.3	—	2.2	4.9	2.6	—	2.3
Metal price adjustments related to concentrate revenue	10.7	0.1	—	10.6	4.6	0.5	—	4.1
Other adjustments	(0.1)	0.1	—	(0.2)	—	—	—	—
Gross revenue	$505.8	$387.8	$17.8	$100.2	$504.9	$392.4	$27.8	$84.7

Commercial gold/silver ounces, million pounds of copper sold		301,513	1,081,731	33.2		324,197	1,619,208	34.2
Revenue per gold/silver ounce, pound of copper sold		$1,269	$16.46	$2.36		$1,196	$17.11	$2.02
Average realized price per gold/silver ounce, pound of copper sold		$1,286	$16.49	$3.02		$1,210	$17.17	$2.48

For the years ended December 31,	2017				2016
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$1,803.8	$1,433.9	$86.1	$283.8	$1,787.7	$1,473.5	$112.7	$201.5
Treatment and refining charges of gold and copper concentrate	38.2	5.6	0.2	32.4	32.9	4.9	0.1	27.9
Sales taxes	18.6	11.5	—	7.1	16.5	8.7	0.3	7.5
Metal price adjustments related to concentrate revenue	10.1	(0.8)	—	10.9	(3.0)	(0.9)	—	(2.1)
Other adjustments	(0.5)	(0.1)	(0.1)	(0.3)	—	—	(0.5)	0.5
Gross revenue	$1,870.2	$1,450.1	$86.2	$333.9	$1,834.1	$1,486.2	$112.6	$235.3

Commercial gold/silver ounces, million pounds of copper sold		1,147,204	5,125,689	120.1		1,188,267	6,604,212	104.9
Revenue per gold/silver ounce, pound of copper sold		$1,250	$16.80	$2.36		$1,240	$17.06	$1.92
Average realized price per gold/silver ounce, pound of copper sold		$1,264	$16.83	$2.78		$1,251	$17.04	$2.24

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

•
Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.

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•	Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•
Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.

•
Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.

•
Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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15.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

For the three months ended	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(In millions of US Dollars, unless otherwise noted)	2017	2017	2017	2017
Financial results
Revenue (i)	$478.8	$493.4	$428.1	$403.5
Mine operating earnings	$(143.7)	$106.4	$55.2	$59.5
Net earnings/(loss) from continuing operations	$(199.7)	$38.3	$(36.8)	$(5.9)
Net earnings/(loss)	$(199.7)	$38.3	$(36.8)	$(5.9)
Cash flows from operating activities from continuing operations	$158.5	$149.8	$124.6	$51.3
Cash flows from operating activities before income taxes paid and net change in working capital (ii)	$170.3	$171.5	$126.5	$125.6
Cash flows from operating activities before net change in working capital (ii)	$122.3	$135.8	$122.8	$117.2
Cash flows to investing activities from continuing operations	$(196.9)	$(179.8)	$(139.0)	$(128.8)
Cash flows from/(to) financing activities operations from continuing operations	$68.3	$19.5	$45.2	$85.2
Per share financial results
Net earnings/(loss) per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$(0.20)	$0.05	$(0.04)	$(0.01)
Weighted average number of common shares outstanding - basic (in thousands)	948,468	948,254	948,116	947,901
Weighted average number of common shares outstanding - diluted (in thousands)	948,468	948,830	948,116	947,901
Financial position
Cash and cash equivalents	$148.9	$125.4	$132.3	$105.9
Total assets	$8,763.3	$8,993.3	$8,868.7	$8,850.4
Total non-current liabilities	$3,535.3	$3,679.2	$3,713.4	$3,707.8
Production - Gold
Gold ounces produced - attributable (iii)	282,041	281,315	275,437	257,533
Discontinued operations - gold ounces	—	—	—	—
Total gold ounces produced	282,041	281,315	275,437	257,533
Total cost of sales per gold ounce sold (ii)	$980	$1,022	$1,105	$1,038
Co-product cash costs per gold ounce produced - attributable (ii)(iii)	$672	$689	$696	$712
Co-product cash costs per gold ounce produced - Yamana mines (ii)(iii)	$660	$672	$671	$687
By-product cash costs per gold ounce produced - Yamana mines (ii)(iii)	$548	$496	$601	$610
Co-product AISC per gold ounce produced - attributable (ii)(iii)	$925	$905	$899	$936
Co-product AISC per gold ounce produced - Yamana mines (ii)(iii)	$899	$874	$869	$912
By-product AISC per gold ounce produced - Yamana mines (ii)(iii)	$829	$729	$841	$893
Production - Silver
Silver ounces produced (iii)	1,171,042	1,431,211	1,323,399	1,079,108
Total cost of sales per silver ounce sold (ii)	$13.26	$14.15	$13.92	$15.36
Co-product cash costs per silver ounce produced (ii)(iii)	$8.86	$10.53	$10.19	$10.36
By-product cash costs per silver ounce produced (ii)(iii)	$7.44	$8.64	$9.18	$9.00
Co-product AISC per silver ounce produced (ii)(iii)	$11.90	$13.70	$14.04	$14.24
By-product AISC per silver ounce produced (ii)(iii)	$11.05	$12.24	$13.63	$13.71
Production - Other
Chapada concentrate production (tonnes)	66,104	70,090	54,342	51,589
Chapada copper contained in concentrate (millions of pounds)	34.7	37.1	29.1	26.5
Total cost of sales per pound of copper sold (ii)	$1.68	$1.63	$1.91	$1.81
Chapada co-product cash costs per pound of copper produced	$1.51	$1.35	$1.61	$1.78
Chapada co-product AISC per pound of copper produced (ii)(iii)	$1.67	$1.44	$1.84	$2.13
Sales included in revenue
Gold (ounces)	301,513	299,588	278,187	267,916
Silver (ounces)	1,081,731	1,574,943	1,299,957	1,169,058
Chapada concentrate (tonnes)	64,873	74,394	52,643	50,626
Chapada payable copper contained in concentrate (millions of pounds)	33.2	36.5	25.2	25.2
Revenue per ounce / pound

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Gold - per ounce	$1,269	$1,264	$1,255	$1,209
Silver - per ounce	$16.46	$16.64	$16.85	$17.28
Copper - per pound	$2.36	$2.43	$2.27	$2.35
Average realized prices
Gold - per ounce (i)	$1,286	$1,278	$1,268	$1,220
Silver - per ounce (i)	$16.49	$16.66	$16.89	$17.29
Copper - per pound (i)	$3.02	$2.89	$2.52	$2.57

For the three months ended	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(In millions of US Dollars, unless otherwise noted)	2016	2016	2016	2016
Financial results
Revenues (i)	$484.4	$464.3	$438.0	$400.9
Mine operating earnings	$(639.3)	$91.0	$54.3	$79.0
Net (loss)/earnings from continuing operations	$(355.4)	$(2.1)	$30.3	$36.1
Net (loss)/earnings	$(368.0)	$(11.8)	$34.8	$36.4
Cash flows from operating activities from continuing operations	$163.0	$178.6	$192.7	$116.3
Cash flows from operating activities before income taxes paid and net change in working capital (ii)	$161.2	$176.2	$200.2	$151.6
Cash flows from operating activities before net change in working capital (ii)	$147.7	$173.0	$189.5	$115.2
Cash flows (to)/from investing activities from continuing operations	$(160.2)	$12.9	$(120.6)	$(139.7)
Cash flows (to)/from financing activities operations from continuing operations	$(147.0)	$(33.3)	$(108.7)	$22.0
Per share financial results
(Loss)/earnings per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$(0.37)	$(0.01)	$0.03	$0.04
Weighted average number of common shares outstanding - basic (in thousands)	947,647	947,590	947,346	947,173
Weighted average number of common shares outstanding - diluted (in thousands)	947,647	947,590	948,096	947,670
Financial position
Cash and cash equivalents	$97.4	$243.6	$93.4	$124.6
Total assets	$8,801.7	$9,564.5	$9,532.9	$9,584.0
Total non-current liabilities	$3,746.6	$4,124.0	$4,098.7	$4,178.6
Production - Gold
Commercial gold ounces produced - attributable (iii)	319,265	305,581	290,137	283,757
Discontinued operations - gold ounces	—	23,023	22,948	24,304
Total gold ounces produced	319,265	328,604	313,085	308,061
Total cost of sales per gold ounce sold (ii)	$1,004	$1,038	$1,056	$939
Co-product cash costs per gold ounce produced - attributable (ii)(iii)	$667	$692	$698	$601
Co-product cash costs per gold ounce produced - Yamana mines (ii)(iii)	$635	$671	$692	$603
By-product cash costs per gold ounce produced - Yamana mines (ii)(iii)	$553	$665	$644	$585
Co-product AISC per gold ounce produced - attributable (ii)(iii)	$928	$965	$958	$785
Co-product AISC per gold ounce produced - Yamana mines (ii)(iii)	$892	$936	$969	$791
By-product AISC per gold ounce produced - Yamana mines (ii)(iii)	$870	$998	$987	$814
Production - Silver
Commissioning silver ounces produced from continuing operations (iii)	1,627,051	1,592,526	1,687,644	1,802,029
Discontinued operations - silver ounces	—	98,995	103,262	124,620
Total silver ounces produced	1,627,051	1,691,521	1,790,906	1,926,649
Total cost of sales per silver ounce sold (ii)	$15.58	$15.36	$12.94	$12.06
Co-product cash costs per silver ounce produced (ii)(iii)	$10.07	$9.79	$8.47	$7.68
By-product cash costs per silver ounce produced (ii)(iii)	$8.90	$9.78	$7.92	$7.39
Co-product AISC per silver ounce produced (ii)(iii)	$14.48	$13.79	$12.18	$10.44
By-product AISC per silver ounce produced (ii)(iii)	$14.18	$14.73	$12.42	$10.67
Production - Other
Chapada concentrate production (tonnes)	68,375	56,100	43,720	48,138
Chapada copper contained in concentrate production (millions of pounds)	36.9	29.6	23.2	25.9
Total cost of sales per pound of copper sold (ii)	$1.80	$1.91	$2.09	$1.81

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Chapada co-product cash costs per pound of copper produced	$1.44	$1.60	$1.80	$1.54
Chapada co-product AISC per pound of copper produced (ii)(iii)	$1.80	$2.15	$2.43	$1.85
Sales included in revenue
Gold (ounces)	324,197	296,330	291,152	276,589
Silver (ounces)	1,619,208	1,545,128	1,684,432	1,756,094
Chapada concentrate (tonnes)	68,477	47,604	52,735	48,364
Chapada payable copper contained in concentrate (millions of pounds)	34.2	22.1	26.0	22.7
Revenue per ounce / pound
Gold - per ounce	$1,196	$1,327	$1,256	$1,179
Silver - per ounce	$17.11	$19.47	$16.72	$14.92
Copper - per pound	$2.02	$1.86	$1.7	$2.14
Average realized prices
Gold - per ounce (i)	$1,210	$1,337	$1,267	$1,189
Silver - per ounce (i)	$17.17	$19.53	$16.83	$14.93
Copper - per pound (i)	$2.48	$2.14	$2.12	$2.12

(i)	Revenue consists of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(ii)	A cautionary note regarding non-GAAP financial measures is included in Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

(iii)
Balances are from continuing operations. Attributable production is determined on a weighted-average basis with respect to ownership of Brio Gold common shares during the period, which for 2017 was a weighted average of 65.5% (2016 - 100%).

16.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

•	Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

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•
Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management assessed the effectiveness of the Company's internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 15(f) of the Securities Exchange Act of 1934, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2017. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2017.

The Company's independent registered public accounting firm, Deloitte LLP, has audited the Consolidated Financial Statements included in the annual report and has issued an attestation report dated February 15, 2018 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

CHANGES IN INTERNAL CONTROLS

During the period ended December 31, 2017, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2017 and December 31, 2016 and results of operations for the periods ended December 31, 2017 and December 31, 2016.

This Management’s Discussion and Analysis has been prepared as of February 15, 2018. The Consolidated Financial Statements prepared in accordance with IFRS as issued by IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited Consolidated Financial Statements and notes thereto as at and for the year ended December 31, 2017 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the most recent Annual Information Form for the year ended December 31, 2016 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2016 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the US Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2016 and other continuous disclosure documents filed by the Company since January 1, 2017 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves,

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the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

*************

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